SELECTED FINANCIAL RESULTS	Three months ended September 30,		Nine months ended September 30,
(in Canadian dollars)	2010	2009	2010	2009

Financial (000's)
Cash Flow from Operating Activities	$203,622	$207,211	$556,362	$587,207
Cash Distributions to Unitholders(1)	96,111	93,504	287,732	272,651
Excess of Cash Flow Over Cash Distributions	107,511	113,707	268,630	314,556
Net Income	16,808	38,182	128,107	86,399
Debt Outstanding – net of cash	680,264	561,218	680,264	561,218
Development Capital Spending(2)	127,837	42,863	313,650	174,316
Property and Land Acquisitions(2)	140,530	195,038	493,731	228,783
Divestments	150,747	519	333,523	2,255
Actual Cash Distributions paid to Unitholders	$0.54	$0.54	$1.62	$1.69
Financial per Weighted Average Trust Units(3)
Cash Flow from Operating Activities	$1.14	$1.23	$3.13	$3.52
Cash Distributions per Unit(1)	0.54	0.55	1.62	1.63
Excess of Cash Flow Over Cash Distributions	0.60	0.68	1.51	1.89
Net Income	0.09	0.23	0.72	0.52
Payout Ratio(4)	47%	45%	52%	46%
Adjusted Payout Ratio(2)(4)	110%	68%	108%	78%
Selected Financial Results per BOE(5)
Oil & Gas Sales(6)	$40.08	$35.23	$42.96	$35.36
Royalties	(7.29)	(5.56)	(7.74)	(6.10)
Commodity Derivative Instruments	2.76	4.89	1.84	5.08
Operating Costs	(10.09)	(10.00)	(10.03)	(9.84)
General and Administrative	(2.55)	(2.21)	(2.22)	(2.18)
Interest and Other Expenses	(1.88)	(0.79)	(1.51)	(0.22)
Taxes Recovery/(Expense)	4.43	(0.35)	1.45	(0.22)
Asset Retirement Obligations Settled	(0.30)	(0.31)	(0.44)	(0.34)

Cash Flow from Operating Activities before changes in non-cash working capital	$25.16	$20.90	$24.31	$21.54

Weighted Average Number of Trust Units Outstanding(3)	177,871	168,521	177,526	166,724
Debt to Trailing Twelve Month Cash Flow Ratio	0.9x	0.7x	0.9x	0.7x

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      1

SELECTED OPERATING RESULTS	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Average Daily Production
Natural gas (Mcf/day)	285,292	323,884	293,543	333,606
Crude oil (bbls/day)	31,639	32,218	31,393	33,454
Natural gas liquids (bbls/day)	3,681	3,912	3,842	4,129
Total daily sales (BOE/day)	82,869	90,111	84,159	93,184
% Natural gas	57%	60%	58%	60%
Average Selling Price(6)
Natural gas (per Mcf)	$3.67	$2.95	$4.19	$3.86
Crude oil (per bbl)	66.97	64.94	69.80	55.57
NGLs (per bbl)	46.69	32.59	50.61	36.21
CDN$/US$ exchange rate	0.96	0.91	0.97	0.85
Net Wells drilled	25.0	27.6	183.8	156.6

(1)
Calculated based on distributions paid or payable.
(2)
Land acquisitions in prior periods have been reclassified from development capital expenditures to property acquisitions to conform with the current year presentation.
(3)
Weighted average trust units outstanding for the period, includes the equivalent exchangeable limited partnership units.
(4)
Payout ratio is calculated as cash distributions to unitholders divided by cash flow from operating activities. Adjusted payout ratio is calculated as the sum of cash distributions to unitholders plus development capital and office expenditures divided by cash flow from operating activities. See "Non-GAAP Measures" below.
(5)
Non-cash amounts have been excluded.
(6)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
TRUST UNIT TRADING SUMMARY
For the three months ended September 30, 2010	TSX – ERF.un (CDN$)	U.S.* – ERF (US$)

High	$26.57	$25.84
Low	$22.53	$20.90
Close	$26.50	$25.75

*
U.S. Composite Exchange Data including NYSE.
2010 CASH DISTRIBUTIONS PER TRUST UNIT
Payment Month	CDN$	US$

First Quarter Total	$0.54	$0.52
Second Quarter Total	$0.54	$0.53
July	$0.18	$0.17
August	0.18	0.18
September	0.18	0.17

Third Quarter Total	$0.54	$0.52
Total Year-to-Date	$1.62	$1.57

This interim report contains certain forward-looking information and statements. We refer you to the end of the accompanying Management's Discussion and Analysis under "Forward-Looking Information and Statements" for our disclaimers on forward-looking information and statements which apply to all other portions of this interim report. For information on the use of the term "BOE" see the introductory paragraph under the Management's Discussion and Analysis section in this interim report and the disclaimer at the end of the accompanying Management's Discussion and Analysis. All amounts in this interim report are in Canadian dollars unless otherwise specified.

2      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

PRESIDENT'S MESSAGE

I am pleased to report that tremendous progress has been made on the repositioning of our asset portfolio and delivering on our operating performance throughout 2010. To date this year, Enerplus has acquired over $900 million of new growth-oriented assets in two of the best plays in North America – the Bakken crude oil play in the Williston Basin and the Marcellus shale gas play in northeast United States. These plays will not only add significant production and reserves to Enerplus in the future, but they also have low cost structures which will help to improve our netbacks and operating performance going forward. In addition to these acquisitions, Enerplus has sold 6,000 BOE/day of non-core assets plus our Kirby oil sands lease for approximately $740 million and we expect to sell additional non-core assets by year end for an additional $140 million. These dispositions have ensured we maintain our strong financial position while repositioning into higher growth assets and improving the focus of our portfolio.

Our operations continue to meet expectations with production volumes in line with our guidance and operating costs declining throughout the year. Our capital program is delivering results in our growth areas as well as in our more mature assets. We've generated cash flow of just over $556 million year-to-date and have distributed just over 50% of this to our unitholders through monthly distributions. We've also invested approximately $314 million in development capital during the year and have funded the majority of this spending from cash flow. Our adjusted payout ratio including development capital spending and distributions for the first nine months was 108%. Our balance sheet remains strong with a debt to cash flow ratio of 0.9x at September 30, 2010 providing us with ample financial flexibility to execute our business plans.

Transitioning the Asset Base

In August, we expanded our interest in the Marcellus shale gas region with the purchase of 58,500 net acres of high working interest, operated land in West Virginia and Maryland. We now own and operate a total of 70,000 net acres of concentrated land in addition to the nearly 130,000 net acres of non-operated land in the Marcellus which will provide us with significant future growth potential. We also acquired 46,500 net acres of additional land in the Fort Berthold area of North Dakota subsequent to the quarter that we believe is prospective for both Bakken and Three Forks crude oil. This complements our existing position in the region and gives Enerplus over 70,000 net acres of high working interest undeveloped land in North Dakota that we operate together with 140,000 net operated acres of undeveloped Bakken prospective land in the Freda Lake/Neptune/Oungre area of southern Saskatchewan. Year to date, Enerplus has spent over $900 million acquiring undeveloped land positions in these and other key regions that have created the foundation for the growth elements of our strategy going forward.

We also continue to have success selling non-core assets that we had identified for disposition. 2,500 BOE/day of oil and gas production located in Alberta and British Columbia was sold during the quarter for proceeds of $153 million. As well, we expect to close the sale of a further 4,500 BOE/day of non-core assets during the fourth quarter for proceeds of approximately $140 million. The sale of these assets will not only improve our operational focus, but also the profitability of our business going forward. The average operating cost of these properties ranged from $17.00/BOE to $23.00/BOE. We were also successful in selling our Kirby oil sands lease for $405 million subsequent to the quarter.

We believe the stage is now set for Enerplus to execute on the development of our key resource plays in Canada and the U.S. to provide a more self-sustaining foundation for production and reserve growth as we convert to a dividend paying corporation in January of 2011.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      3

Operating and Financial Performance

Production averaged 82,869 BOE/day during the quarter, in line with our expectations after adjusting for the sale of 2,500 BOE/day during the quarter. To date in 2010, we have sold approximately 6,000 BOE/day of non-core production. We had an active quarter spending $128 million in development capital 80% of which was invested in our Bakken/tight oil, Marcellus and crude oil waterflood resource plays. A total of 25 net wells were drilled, 85% of which were oil wells. All but one of these wells were drilled horizontally. Approximately 60% of our capital spending year to date has been directed to crude oil development opportunities and we expect this oil-weighted spending to continue in the context of current commodity prices. Our natural gas activities were largely concentrated in the Marcellus shale gas play however we were successful at two crown land sales in Canada adding 39 sections of land prospective for natural gas from the Stacked Mannville and Montney formations. We now hold over 65,000 net acres of undeveloped land in the Deep Basin.

Year-to-date operating costs and general and administrative expenses were also in line with our targets at $10.02/BOE and $2.41/BOE respectively.

	Three months ended September 30, 2010		Nine months ended September 30, 2010
Play Type	Average Production Volumes	Capital Spending ($ millions)	Average Production Volumes	Capital Spending ($ millions)

Bakken/Tight Oil (BOE/day)	13,039	51	10,722	115
Crude Oil Waterfloods (BOE/day)	13,979	28	15,209	64
Conventional Oil (BOE/day)	8,029	3	9,068	9

Total Oil (BOE/day)	35,047	82	34,999	188
Marcellus Shale Gas (Mcfe/day)	11,230	26	6,783	61
Shallow Gas (Mcfe/day)	116,313	6	121,805	14
Tight Gas (Mcfe/day)	82,647	12	86,437	41
Conventional Gas (Mcfe/day)	76,741	2	79,935	10

Total Gas (Mcfe/day)	286,931	46	294,960	126

Company Total	82,869	128	84,159	314

Drilling Activity (net wells), for the three months ended September 30, 2010

Play Type	Horizontal Wells	Vertical Wells	Total Wells	Wells Pending Completion/ Tie-in*	Wells On- stream	Dry & Abandoned Wells

Bakken/Tight oil	11.7	–	11.7	10.7	1.0	–
Crude Oil Waterfloods	6.2	–	6.2	3.1	3.1	–
Conventional Oil	2.6	–	2.6	2.6	–	–

Total Oil	20.5	–	20.5	16.4	4.1	–
Marcellus Shale Gas	2.4	1.0	3.4	3.4	–	–
Shallow Gas	–	–	–	–	–	–
Tight Gas	0.9	–	0.9	0.9	–	–
Conventional Gas	0.2	–	0.2	0.2	–	–

Total Gas	3.5	1.0	4.5	4.5	–	–

Company Total	24.0	1.0	25.0	20.9	4.1	–

*
includes wells that are pending evaluation

4      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

Bakken/Tight Oil

The Bakken/tight oil resource play continues to be a key growth driver within Enerplus. Production from this play has increased by approximately 50% this year as a result of our successful development program and our acquisition activities. We expect significant growth in production and reserves from this resource play in the future.

Overall we are very encouraged by the results of our drilling program in North Dakota. At Fort Berthold, North Dakota, five horizontal wells were drilled during the quarter – three operated long horizontal wells and two short horizontal wells associated with our recent acquisition. In addition, two wells drilled in the second quarter were brought on stream. We now have nine wells drilled into this play, six of which have been completed to date. The lateral length of these wells has ranged from 4,300 feet with 12 frac stages for the short lateral wells to 9,000 feet with 24 frac stages for the long lateral wells.

Actual production results shown in the table below continue to either meet or materially exceed our type curve estimates. Production from the long lateral wells was limited due to fluid handling capacity.

	Expected 30 Day Average Production Rate/Well	Actual 30 Day Average Production Rate/Well	Actual 60 Day Average Production Rate/Well

Short Lateral Wells (4 wells)	650 bbls/day	800 bbls/day	650 bbls/day

Long Lateral Wells (2 wells)	1,200 bbls/day	1,190 bbls/day	1,100 bbls/day

First 100 day cumulative production from our two long Bakken laterals totaled 101,000 and 91,000 barrels of oil respectively. We continue working on our frac design and procedures, but have been very encouraged to date with rates and flowing pressures.

Gathering infrastructure work is underway both on and off the Fort Berthold Indian Reservation with midstream companies to build the necessary infrastructure to allow us to capture produced gas and additional crude oil volumes. We anticipate the first well tie-ins will occur late in the fourth quarter and continue into 2011. Current production from Enerplus' Fort Berthold area is approximately 4,000 bbls/day.

We currently have two rigs active in Fort Berthold, both drilling multi-well pads. We plan to add an additional rig at our Sleeping Giant property in Montana in December which will move to Fort Berthold after drilling one to two development wells. Access to service crews continues to be a challenge due to the high activity levels in the Williston Basin. Given our sizeable land position as a result of our recent acquisitions, we believe we can mitigate this issue given our anticipated increase in spending over the next three to five years. We expect to have long term service agreements in place by year end that will help us execute our plans going forward. Production from this area is expected to grow to over 20,000 BOE/day over the next five years.

In Canada, our activities have been focused on conducting an appraisal of the lands acquired earlier this year through the drilling of a number of delineation wells and shooting 3-D seismic. We haven't been able to drill and complete as many wells as originally planned on our Saskatchewan Bakken lands and the results to date have been mixed. Weather has proved to be a significant challenge over the summer as extremely wet conditions made well sites difficult to access. Three horizontal wells were drilled during the quarter, however completion activities were delayed. We are currently in the process of completing these wells. The completion results and the seismic information will help us evaluate the potential of the Saskatchewan land and define future plans for the play.

Marcellus Shale Gas

Activity in our Marcellus shale gas play during the third quarter increased from the second quarter with 14 gross wells drilled (3.4 net wells) and development spending of $26 million. Production volumes have also increased significantly, averaging over 11 MMcf/day during the quarter, almost double the levels we realized in the second quarter.

The majority of our joint venture activities were concentrated in Lycoming and Susquehanna counties this quarter. In addition to the 14 gross wells that were drilled and awaiting tie-in, six gross wells drilled earlier in the year were also tied-in. Early results indicate these six wells are meeting our performance expectations with peak 24 hour test rates averaging over 6.2 MMcf/day. Another seven gross wells were completed and are currently awaiting tie-in. To date, 93 wells have been drilled across nine counties in Pennsylvania (Lycoming, Bradford, Susquehanna, Wyoming, Clearfield, Blair, Somerset, Greene and Fayette) as well as Marshall County in West Virginia. Expected ultimate recoveries range from 3.75 Bcf to 7 Bcf per well, varying by county, Marcellus thickness and lateral length. As discussed earlier this year,

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      5

lateral lengths and the number of frac stages are increasing with the most recent wells ranging from 4,300 to 5,800 foot lateral lengths with 10 to 15 frac stages. As a result of the longer lateral length and increased frac stages, well costs are trending higher, however initial production rates and expected ultimate recoveries are increasing as well. There are currently 42 wells on production, 15 wells waiting on pipeline and 36 wells waiting on completion. Another 20 wells are being drilled or remain to be drilled in 2010, with activity planned for northeast Pennsylvania, south central Pennsylvania, and Marshall County, West Virginia.

Similar to our experience in the Bakken play, high activity levels have strained service company availability and impacted our completions activity. A number of wells were only partially completed during the quarter due to crew availability and will now be completed in the fourth quarter of 2010 or the early part of 2011. As a result, some volumes anticipated at year end may now come on production in early 2011. We currently have eight rigs running in the play and expect an additional rig may be added before the end of the year. Production volumes in early November were approximately 16 MMcf/day.

Enerplus operated activity commenced with construction on the pad site of our first operated horizontal well in Clinton County, Pennsylvania during the quarter. Drilling is currently underway with a planned horizontal length of 4,500 feet.

Waterfloods

Our waterflood projects continue to be a core focus area within Enerplus' portfolio, representing approximately 18% of our daily production volumes. Approximately $64 million has been spent year to date drilling 26 net wells and improving/expanding facilities to support our future plans. As a result of our 2010 capital investment activities, we expect production volumes will be maintained year-over-year excluding production volumes sold through our disposition program.

During the third quarter, the majority of our activities occurred at our Freda Lake Ratcliffe property in Saskatchewan. Six horizontal wells have been drilled in the last year (three in the third quarter) resulting in a 140% increase in production from approximately 500 bbls/day at the start of 2010 to 1,200 bbls/day currently. Three dual lateral wells and three single lateral wells have been drilled with 30 day initial production rates of 200 to 300 bbls/day from the dual lateral wells. We are in the process of completing the single lateral wells and expect initial production rates of over 100 bbls/day. To date, the decline rates have also been better than expected. Our activities have also included facility upgrades and increased production and water handling capacity in order to accommodate the current and future increases in production volumes. We plan to drill another five single lateral wells in the fourth quarter in addition to 11 injector well conversions. Our Saskatchewan land acquisitions earlier this year also added acreage with rights to the Ratcliffe formation which will enhance our future development plans in this area. Based upon our current acreage, we see two to three years of drilling potential similar to this year's activity that will maintain production volumes.

We also commenced a horizontal drilling program at our Gleneath waterflood property. This waterflood has been producing exclusively from vertical wells drilled into the Viking light crude oil formation. We drilled and completed two horizontal wells during the third quarter. Initial flowing test rates indicate these wells could produce approximately 100 bbls/day per well once they are placed on pump, in line with our 30 day type curve. We plan to drill another four wells during the fourth quarter. Depending upon the success of this activity, we believe there are 20 to 30 future drilling locations at Gleneath.

Outlook for the Remainder of 2010

As we announced in September, we expect annual production to average 83,000 to 84,000 BOE/day, with an exit rate of 80,000 to 82,000 BOE/day, taking into account the impact of the asset sales we have completed or expect to complete this year. Service crew availability remains a challenge and could pose a potential for delays in completing a number of high impact wells in the Bakken and Marcellus regions. Should we experience delays in obtaining services and also given the level of capital spending planned for the fourth quarter of this year, we may be challenged to spend our entire capital budget in 2010. If this occurs, exit production rates would be impacted but with the expectation that the planned activities would be completed early in 2011. We continue to expect to invest $515 million in development capital in 2010 with operating cost and G&A cost guidance of $10.20/BOE and $2.45/BOE respectively.

6      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

Corporate Conversion

On September 30, 2010, we formally announced our plans to convert to a dividend paying corporation January 1, 2011. We plan to hold a Special Meeting of Unitholders on December 9, 2010 in Calgary, Alberta to vote on the conversion and, subject to Unitholder approval and obtaining all of the necessary Court and regulatory approvals, we would convert to a corporation effective January 1, 2011. We have proposed a straightforward conversion to our Unitholders. We will exchange one trust unit of Enerplus Resources Fund for one share in Enerplus Corporation. This exchange will be tax-deferred and will not result in a capital gain or loss to our unitholders. Our ticker symbols will remain the same as will our corporate brand. Further, the conversion will not result in the acceleration or vesting of any compensation or incentive based awards to any employees or Directors of Enerplus. We intend to continue to pay monthly dividends to investors after the conversion and expect to maintain the current rate of $0.18/share through the conversion. This dividend level is based upon commodity prices, debt levels, capital spending and other factors and may fluctuate in the future. We will also utilize our available tax pools to mitigate our Canadian cash tax obligations and do not expect to incur cash taxes in Canada for three to five years after conversion. For more information on the conversion and how to cast your vote, details can be found at www.enerplus.com. We look forward to your support on December 9th.

Gordon J. Kerr
President & Chief Executive Officer

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      7

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following discussion and analysis of financial results is dated November 12, 2010 and is to be read in conjunction with:

•
the audited consolidated financial statements as at and for the years ended December 31, 2009 and 2008 and accompanying management's discussion and analysis; and
•
the unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2010 and 2009.

All amounts are stated in Canadian dollars unless otherwise specified. All references to GAAP refer to Canadian generally accepted accounting principles. All note references relate to the notes included with the accompanying unaudited interim consolidated financial statements. In accordance with Canadian practice revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated. Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE. The BOE ratio of 6 Mcf:1 BOE is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading.

The following MD&A contains forward-looking information and statements. We refer you to the end of the MD&A under "Forward-Looking Information and Statements" for our disclaimer on forward-looking information and statements.

NON-GAAP MEASURES

Throughout the MD&A we use the term "payout ratio" and "adjusted payout ratio" to analyze operating performance, leverage and liquidity. We calculate payout ratio by dividing cash distributions to unitholders ("cash distributions") by cash flow from operating activities ("cash flow"), both of which appear on our consolidated statements of cash flows. "Adjusted payout ratio" is calculated as cash distributions plus development capital and office expenditures divided by cash flow. The terms "payout ratio" and "adjusted payout ratio" do not have a standardized meaning or definition as prescribed by GAAP and therefore may not be comparable with the calculation of similar measures by other entities. Refer to the Liquidity and Capital Resources section of the MD&A for further information.

OVERVIEW

Our third quarter operating results were in-line with our expectations with production averaging 82,869 BOE/day, development capital spending of $127.8 million and operating costs of $10.28 BOE/day. Distributions were maintained at $0.18/unit per month for the quarter with a payout ratio and adjusted payout ratio of 47% and 110%, respectively.

Despite lower production levels resulting from our disposition activities, cash flow from operations was $203.6 million representing a 25% increase compared to the second quarter of 2010. This increase was primarily due to changes in our non-cash working capital which includes the impact of a $33.8 million current tax recovery. Current assets declined as a result of lower production and commodity prices, and current liabilities increased due to accrual balances related to annual compensation plans as well as interest on our debentures. Both of these changes decreased our non-cash working capital and ultimately increased our cash flow.

ACQUISITIONS AND DISPOSITIONS

We continue to reposition our asset portfolio to improve our focus and profitability. On August 23, 2010 we acquired 58,500 net acres of undeveloped land in the Marcellus shale natural gas play in West Virginia and Maryland for US$97.4 million. This is a new concentrated land position that we will operate with an average 90% working interest. We also continued our non-core asset divestment program as we disposed of 2,500 BOE/day of production for proceeds of $158.5 million ($153 million after closing adjustments) late in the third quarter. This production was comprised of 54% crude oil and natural gas liquids and 46% natural gas from approximately 70 properties located primarily in British Columbia and Alberta.

Subsequent to quarter end, on October 1, 2010 we sold our 100% working interest in the Kirby oil sands lease ("Kirby") for proceeds of $405 million. The Kirby lease was acquired in 2007 for $203 million and since then an additional $58 million was invested. Also, on October 15, 2010 we purchased 46,500 net acres of land adjacent to our existing leases in the Fort Berthold area of North Dakota for US$456 million before closing adjustments. The land is prospective for Bakken and Three Forks crude oil and included light sweet oil production of 800 bbls/day.

8      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

We have signed purchase and sale agreements with respect to our third package of non-core assets. This package primarily consists of a number of smaller non-operated properties that are gas weighted with lower working interests. We intend to finalize these asset dispositions in the fourth quarter through a series of transactions representing approximately 4,500 BOE/day of current production and will realize proceeds in the order of $140 million.

We have adjusted our 2010 guidance to reflect the acquisition and disposition ("A&D") activity including the pending fourth quarter activity discussed above. See 2010 Guidance at the end of the MD&A for more information.

RESULTS OF OPERATIONS

Production

Production in the third quarter of 2010 averaged 82,869 BOE/day, down approximately 2,000 BOE/day compared to the second quarter of 2010. This decrease is a result of our first non-core disposition package representing 3,400 BOE/day that closed on June 30, 2010, which was partially offset by our June 29th, 2010 Fort Berthold acquisition which added 1,100 BOE/day of incremental production.

For the three and nine months ended September 30, 2010 production decreased 8% and 10% respectively compared to the same periods in 2009. These decreases were in-line with our expectations and resulted primarily from our decreased development capital spending program during 2009 along with our 2010 disposition activity. During the year production from our U.S. assets in the Fort Berthold and Marcellus areas has been increasing while the contribution from our Canadian assets has been decreasing.

Average production volumes for the three and nine months ended September 30, 2010 and 2009 are outlined below:

	Three months ended September 30,			Nine months ended September 30,
Daily Production Volumes	2010	2009	% Change	2010	2009	% Change

Natural gas (Mcf/day)	285,292	323,884	(12)%	293,543	333,606	(12)%
Crude oil (bbls/day)	31,639	32,218	(2)%	31,393	33,454	(6)%
Natural gas liquids (bbls/day)	3,681	3,912	(6)%	3,842	4,129	(7)%
Total daily sales (BOE/day)	82,869	90,111	(8)%	84,159	93,184	(10)%

As a result of our A&D activity and our anticipated fourth quarter dispositions, we are expecting to exit 2010 with production in the range of 80,000 BOE/day to 82,000 BOE/day and annual average production of 83,000 BOE/day to 84,000 BOE/day.

Pricing

The prices received for our natural gas and crude oil production have a direct impact on our earnings, cash flow and financial condition. The following table compares our average selling prices, net of transportation costs, for the three and nine months ended September 30, 2010 and 2009. It also compares the benchmark price indices for the same periods:

	Three months ended September 30,			Nine months ended September 30,
Average Selling Price(1)	2010	2009	% Change	2010	2009	% Change

Natural gas (per Mcf)	$3.67	$2.95	24%	$4.19	$3.86	9%
Crude oil (per bbl)	$66.97	$64.94	3%	$69.80	$55.57	26%
Natural gas liquids (per bbl)	$46.69	$32.59	43%	$50.61	$36.21	40%
Per BOE	$40.08	$35.23	14%	$42.96	$35.36	21%

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      9

	Three months ended September 30,			Nine months ended September 30,
Average Benchmark Pricing	2010	2009	% Change	2010	2009	% Change

AECO natural gas – monthly index (CDN$/Mcf)	$3.72	$3.02	23%	$4.31	$4.10	5%
AECO natural gas – daily index (CDN$/Mcf)	$3.55	$2.94	21%	$4.13	$3.77	10%
NYMEX natural gas – monthly index (US$/Mcf)	$4.41	$3.41	29%	$4.62	$3.96	17%
NYMEX natural gas – monthly index CDN$ equivalent (CDN$/Mcf)	$4.59	$3.75	22%	$4.76	$4.66	2%
WTI crude oil (US$/bbl)	$76.20	$68.30	12%	$77.65	$57.00	36%
WTI crude oil: CDN$ equivalent (CDN$/bbl)	$79.38	$75.05	6%	$80.05	$67.06	19%
CDN$/US$ exchange rate	0.96	0.91	5%	0.97	0.85	14%

During the third quarter of 2010 the average of the AECO monthly and daily gas prices dropped 6% to $3.64/Mcf compared to $3.88/Mcf in the second quarter. There was continued downward pressure on price as inventory levels were above the five year average and drilling activity remained high during the quarter.

We realized an average price on our natural gas of $3.67/Mcf (net of transportation costs) during the third quarter of 2010, an increase of 24% from $2.95/Mcf for the same period in 2009. For the nine months ended September 30, 2010 we realized an average price of $4.19/Mcf, a 9% increase from $3.86/Mcf for the same period in 2009. The majority of our natural gas sales are priced with reference to either the monthly or daily AECO indices. The changes experienced in our realized prices are comparable to the indices' changes for the three and nine months ended September 30, 2010.

The West Texas Intermediate ("WTI") price for the third quarter of 2010 decreased 2% to average US$76.20/bbl from US$78.03/bbl during the second quarter of 2010, however increased 12% compared to the same period in 2009 when WTI averaged US$68.30/bbl. In Canadian dollars, WTI increased 6% to $79.38/bbl from $75.05/bbl for the same period in 2009. Our average realized crude oil sales price was $66.97/bbl (net of transportation costs) for the third quarter, a 3% increase from $64.94/bbl during the same period in 2009. Generally, due to our crude oil sales mix, we expect the change in our realized price to fall between the change in the U.S. and Canadian dollar equivalent WTI. Our third quarter realized price did not increase as much as the benchmark expressed both in Canadian and U.S. dollars due to differentials widening during the third quarter of 2010 compared to the same period in 2009. Heavy crude oil differentials widened due to the Enbridge Line 6B pipeline problems and related apportionment.

For the nine months ended September 30, 2010 our realized crude oil sales price was $69.80/bbl (net of transportation costs) a 26% increase from $55.57/bbl during the same period in 2009. This increase is comparable to the changes experienced with the benchmark price for crude oil.

The Canadian dollar has strengthened against the U.S. dollar during the three and nine months ended September 30, 2010 compared to the same period in 2009. As most of our crude oil and natural gas is priced in reference to U.S. dollar denominated benchmarks, this movement in the exchange rate decreased the Canadian dollar prices that we would have otherwise realized.

Price Risk Management

We continue to adjust our price risk management program with consideration given to our overall financial position together with the economics of our development capital program and potential acquisitions. Consideration is also given to the costs of our risk management program as we seek to limit our exposure to price downturns. We have continued to add crude oil hedge positions this quarter however we have been reluctant to add additional natural gas hedge positions due to the low forward market price for natural gas.

Our existing financial derivative contracts are designed to protect a portion of our natural gas sales through March 2011 and a portion of our crude oil sales through December 2011. In particular for 2010 we have sought more certainty in our cash flow to support our growth activities. See Note 10 for a detailed list of our current price risk management positions.

10      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

The following is a summary of the financial contracts in place at October 29, 2010, expressed as a percentage of our anticipated net production volumes:

	Natural Gas (CDN$/Mcf)			Crude Oil (US$/bbl)
	October 1, 2010 – October 31, 2010	November 1, 2010 – December 31, 2010	January 1, 2011 – March 31, 2011	October 1, 2010 – December 31, 2010	January 1, 2011 – December 31, 2011

Purchase Puts (floor prices)	$5.52	$5.52	–	–	–
%	10%	10%	–	–	–
Sold Puts (limiting downside protection)	$4.01	$4.07	$4.15	$47.50	$56.50
%	10%	26%	25%	19%	12%
Swaps (fixed price)	$6.48	$6.39	$6.39	$78.32	$86.18
%	32%	28%	32%	52%	39%
Purchased Calls (repurchasing upside)	$6.54	$6.52	$6.48	$92.68	$101.17
%	4%	16%	25%	27%	11%

Based on weighted average price (before premiums), estimated 2010 average annual production of 83,000 BOE/day, net of royalties and assuming an 18% royalty rate.

Accounting for Price Risk Management

During the third quarter of 2010 our price risk management program generated cash gains of $20.9 million on our natural gas contracts and $0.1 million on our crude oil contracts compared to the third quarter of 2009 where we experienced cash gains of $24.5 million and $16.1 million respectively. For the nine months ended September 30, 2010 we experienced cash gains of $48.7 million on our natural gas contracts and cash losses of $6.4 million on our crude oil contracts, compared to cash gains of $59.4 million and $69.7 million respectively, for the same periods in 2009. The natural gas cash gains in 2010 are due to contracts in place which provided floor protection above market prices. During the third quarter of 2010 we realized crude oil cash gains of $0.1 million, however on a year to date basis we are in a cash loss position as crude oil prices have generally been slightly above our swap positions.

As the forward markets for natural gas and crude oil fluctuate new contracts are executed and existing contracts are realized, with the resulting changes in fair value reflected as a non-cash charge or a non-cash gain to earnings. At September 30, 2010 the fair value of our natural gas and crude oil derivative instruments, net of premiums, represented gains of $30.5 million and losses of $2.6 million respectively. At December 31, 2009 the fair value of our natural gas and crude oil derivative instruments, net of premiums, represented a gain of $20.4 million and loss of $20.3 million respectively. The change in the fair value of our commodity derivative instruments between the second and third quarter of 2010 resulted in unrealized losses of $2.0 million for natural gas and $15.1 million for crude oil. For the nine months ended September 30, 2010 the change in fair value of our commodity derivative instruments resulted in unrealized gains of $10.1 million and $17.7 million for natural gas and crude oil respectively. See Note 10 for details.

The following table summarizes the effects of our financial contracts on income:

Risk Management Results ($ millions, except per unit amounts)	Three months ended September 30, 2010		Three months ended September 30, 2009

Cash gains/(losses):
Natural gas	$20.9	$0.80/Mcf	$24.5	$0.82/Mcf
Crude oil	0.1	$0.03/bbl	16.1	$5.43/bbl

Total cash gains/(losses)	$21.0	$2.76/BOE	$40.6	$4.89/BOE
Non-cash gains/(losses) on financial contracts:
Change in fair value – natural gas	$(2.0)	$(0.08)/Mcf	$(21.1)	$(0.71)/Mcf
Change in fair value – crude oil	(15.1)	$(5.19)/bbl	(21.5)	$(7.25)/bbl

Total non-cash gains/(losses)	$(17.1)	$(2.24)/BOE	$(42.6)	$(5.13)/BOE

Total gains/(losses)	$3.9	$0.52/BOE	$(2.0)	$(0.24)/BOE

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      11

Risk Management Results ($ millions, except per unit amounts)	Nine months ended September 30, 2010		Nine months ended September 30, 2009

Cash gains/(losses):
Natural gas	$48.7	$0.61/Mcf	$59.4	$0.65/Mcf
Crude oil	(6.4)	$(0.75)/bbl	69.7	$7.63/bbl

Total cash gains/(losses)	$42.3	$1.84/BOE	$129.1	$5.08/BOE
Non-cash gains/(losses) on financial contracts:
Change in fair value – natural gas	$10.1	$0.13/Mcf	$2.2	$0.02/Mcf
Change in fair value – crude oil	17.7	$2.07/bbl	(82.0)	$(8.98)/bbl

Total non-cash gains/(losses)	$27.8	$1.21/BOE	$(79.8)	$(3.14)/BOE

Total gains/(losses)	$70.1	$3.05/BOE	$49.3	$1.94/BOE

Revenues

Crude oil and natural gas revenues were 4% lower during the third quarter of 2010 compared to the second quarter due to lower production and lower commodity prices.

Crude oil and natural gas revenues for the third quarter of 2010 were $305.5 million ($312.7 million, net of $7.2 million transportation costs) compared to $292.1 million ($299.0 million, net of $6.9 million transportation costs) for the same period in 2009. For the nine months ended September 30, 2010 revenues were $987.0 million ($1,007.5 million, net of $20.5 million transportation costs) compared to $899.5 million ($919.0 million, net of $19.5 million transportation costs) during the same period in 2009. The increase in revenues in 2010 was primarily due to higher commodity prices, partially offset by lower production.

The following table summarizes the changes in sales revenue:

Analysis of Sales Revenue(1) ($ millions)	Crude Oil	NGLs	Natural Gas	Total

Quarter ended September 30, 2009	$192.5	$11.7	$87.9	$292.1
Price variance(1)	5.9	4.8	17.9	28.6
Volume variance	(3.5)	(0.7)	(11.0)	(15.2)

Quarter ended September 30, 2010	$194.9	$15.8	$94.8	$305.5

($ millions)	Crude Oil	NGLs	Natural Gas	Total

Year-to-date ended September 30, 2009	$507.5	$40.8	$351.2	$899.5
Price variance(1)	122.0	15.1	26.4	163.5
Volume variance	(31.3)	(2.8)	(41.9)	(76.0)

Year-to-date ended September 30, 2010	$598.2	$53.1	$335.7	$987.0

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

Royalties

Royalties are paid to various government entities and other land and mineral rights owners. For the three and nine months ended September 30, 2010 royalties were $55.6 million and $177.8 million respectively, compared to $46.1 million and $155.1 million for the same periods of 2009. As a percentage of oil and gas sales, net of transportation, royalties were 18% for the three and nine months ended September 30, 2010, compared to 16% and 17% for the three and nine months ended September 30, 2009, respectively. The increase in royalties during 2010 is a result of higher commodity prices.

Based on our year to date results we expect our 2010 royalties to average 18% of oil and gas sales, net of transportation costs.

Operating Expenses

Operating expenses during the third quarter of 2010 were $78.4 million or $10.28/BOE compared to $75.9 million or $9.82/BOE in the second quarter of 2010. The increase is due to non-cash losses of $0.20/BOE on our electricity contracts during the third quarter compared

12      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

to non-cash gains of $0.27/BOE during the second quarter. Excluding the non-cash amounts, operating costs were relatively unchanged quarter over quarter.

For the three months ended September 30, 2010 operating expenses were $78.4 million or $10.28/BOE compared to $83.5 million or $10.07/BOE during the same period in 2009. For the nine months ended September 30, 2010 operating expenses were $230.2 million or $10.02/BOE compared to $253.0 million or $9.94/BOE for the same period in 2009. Operating costs on a total dollar basis have decreased in 2010 due to cost savings realized from more efficient plant turnarounds and less workover activity combined with the impact of selling non-core properties with higher operating costs. Although our operating costs on a total dollar basis have decreased year over year, operating costs per BOE have increased due to lower production levels in 2010.

Based on our year to date costs and our A&D activity, we are maintaining our annual guidance for operating costs at $10.20/BOE.

General and Administrative Expenses ("G&A")

G&A expenses for the three months ended September 30, 2010 were $21.1 million ($2.77/BOE) compared to $20.0 million ($2.41/BOE) for the third quarter of 2009. G&A expenses totaled $55.3 million ($2.41/BOE) for the nine months ended September 30, 2010 compared to $60.3 million ($2.37/BOE) for the same period in 2009. G&A expenses have generally decreased from 2009 due to lower staff levels in 2010 along with the impact of $2.3 million of senior note transaction costs that were recorded in G&A expense in 2009. However, our G&A expense did increase during the three months ended September 30, 2010 due to the improvement in our trust unit price which impacted our long term incentive plan expense.

For the three and nine months ended September 30, 2010 our G&A expenses included non-cash charges of $1.7 million ($0.22/BOE) and $4.2 million ($0.19/BOE) respectively, compared to $1.7 million ($0.20/BOE) and $4.9 million ($0.19/BOE) for the same periods in 2009. These amounts relate solely to our trust unit rights incentive plan and are determined using a binomial lattice option-pricing model. See Note 9 for further details.

The following table summarizes the cash and non-cash expenses recorded in G&A:

	Three months ended September 30,		Nine months ended September 30,
General and Administrative Costs ($ millions)	2010	2009	2010	2009

Cash	$18.8	$18.3	$50.0	$55.4
Corporate conversion costs	0.6	–	1.1	–
Trust unit rights incentive plan (non-cash)	1.7	1.7	4.2	4.9

Total G&A	$21.1	$20.0	$55.3	$60.3

(Per BOE)	2010	2009	2010	2009

Cash	$2.46	$2.21	$2.17	$2.18
Corporate conversion costs	0.09	–	0.05	–
Trust unit rights incentive plan (non-cash)	0.22	0.20	0.19	0.19

Total G&A	$2.77	$2.41	$2.41	$2.37

We are maintaining our guidance for G&A expenses at $2.45/BOE, which includes non-cash G&A costs of approximately $0.20/BOE. In addition, we expect corporate conversion costs to be approximately $0.10/BOE.

Interest Expense

Interest expense includes interest on debt, bank charges, the premium amortization on our US$175 million senior unsecured notes, unrealized gains and losses resulting from the change in fair value of our interest rate swaps as well as the interest component on our cross currency interest rate swap ("CCIRS"). See Note 7 for further details.

Interest on debt totaled $11.4 million and $35.6 million for the three and nine months ended September 30, 2010, compared to $10.3 million and $21.1 million respectively, for the same periods in 2009. This increase in 2010 was a result of our new senior unsecured

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      13

notes issued in June 2009 along with a bank fee of $5.0 million recorded in June 2010 relating to the three year extension of our credit facility. In addition, drawn fees and standby fees under our credit facility increased in June 2010 in conjunction with the extension.

The changes in the fair value of our interest rate swaps and the interest component on our CCIRS cause non-cash interest to fluctuate between periods. For the third quarter of 2010 we recorded non-cash interest gains of $3.3 million compared to non-cash gains of $5.3 million in the third quarter of 2009. For the nine months ended September 30, 2010 we generated non-cash gains of $4.3 million compared to non-cash losses of $17.5 million during the same period of 2009.

The following table summarizes our cash and non-cash interest expense:

	Three months ended September 30,		Nine months ended September 30,
Interest Expense ($ millions)	2010	2009	2010	2009

Interest on debt	$11.4	$10.3	$35.6	$21.1
Non-cash interest (gain)/loss	(3.3)	(5.3)	(4.3)	17.5

Total Interest Expense	$8.1	$5.0	$31.3	$38.6

Approximately 65% of our debt was based on fixed interest rates while 35% had floating interest rates at September 30, 2010.

Foreign Exchange

For the three and nine months ended September 30, 2010 we recorded foreign exchange gains of $3.6 million and $0.4 million respectively, compared to gains of $35.6 million and $47.4 million for the same periods during 2009. The majority of the decrease relates to the translation of our U.S. dollar senior unsecured notes. See Note 8 for further details.

Capital Expenditures

Development capital spending during the three and nine months ended September 30, 2010 was in-line with expectations at $127.8 million and $313.6 million respectively, compared to $42.8 million and $174.3 million during the same periods in 2009. Included in 2010 development capital spending were Drilling Royalty Credits ("DRC") of $nil and $21 million for the three and nine months ended September 30, 2010 respectively. Activity during the quarter continued to focus on our Bakken oil and crude oil waterflood resource plays as well as development of our Marcellus shale gas play in the U.S.

Property and land acquisitions for the three and nine months ended September 30, 2010 totaled $140.5 million and $493.7 million respectively, compared to $195.1 million and $228.8 million for the same periods in 2009. Spending during the quarter was primarily for further investment in undeveloped land in the Marcellus shale gas play in West Virginia and Maryland, as well as US$18.2 million of spending on our Marcellus carry obligation. For the nine months ended September 30, 2010 spending on our Marcellus carry obligation was US$46.8 million and our remaining carry obligation was US$190.5 million. We also disposed of non-core assets during the quarter with production of approximately 2,500 BOE/day for proceeds of approximately $153 million after closing adjustments. For further details, refer to the above Acquisitions and Dispositions section of this MD&A.

14      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

Total net capital expenditures for 2010 and 2009 are outlined below:

	Three months ended September 30,		Nine months ended September 30,
Capital Expenditures ($ millions)	2010	2009	2010	2009

Development expenditures(1)(2)	$110.2	$32.8	$267.1	$127.4
Plant and facilities	17.6	10.0	46.5	46.9

Development Capital	127.8	42.8	313.6	174.3
Office	0.8	1.0	2.0	4.1

Sub-total	128.6	43.8	315.6	178.4
Property and land acquisitions(2)(3)	140.5	195.1	493.7	228.8
Property dispositions(3)	(150.7)	(0.6)	(333.5)	(2.3)

Total Net Capital Expenditures	$118.4	$238.3	$475.8	$404.9

Total Capital Expenditures financed with cash flow	$107.5	$113.7	$268.6	$314.6
Total Capital Expenditures financed with debt and equity	161.6	125.2	540.7	92.6
Proceeds received on property dispositions	(150.7)	(0.6)	(333.5)	(2.3)

Total Net Capital Expenditures	$118.4	$238.3	$475.8	$404.9

(1)
Development expenditures are net of DRC.
(2)
Land acquisitions in prior periods have been reclassified from development capital expenditures to property acquisitions to conform with the current year presentation.
(3)
Net of post-closing adjustments.

We are anticipating additional development capital spending in 2010 associated with our acquired properties including our Fort Berthold acquisition that closed subsequent to quarter-end. As a result, in September we increased our 2010 guidance for development capital spending to $515 million from $485 million, net of $27 million DRC. However, we may be challenged to spend our entire capital budget in 2010 if service crew availability causes delays in the Bakken and Marcellus regions.

Depletion, Depreciation, Amortization and Accretion ("DDA&A")

For the three and nine months ended September 30, 2010, DDA&A was $167.1 million and $490.6 million compared to $157.9 million and $484.2 million in 2009. DDA&A per BOE for the three months ended September 30, 2010 was $21.92/BOE compared to $19.04/BOE during the corresponding period in 2009. For the nine months ended September 30, 2010, DDA&A increased to $21.35/BOE from $19.03/BOE during the same period in 2009. The increase in depletion per BOE is primarily due to the negative reserve revisions recorded at December 31, 2009.

No impairment of the Fund's assets existed at September 30, 2010 using year-end reserves updated for development activity, acquisition and disposition activity and management's estimates of future prices.

Goodwill

The goodwill balance of $604.9 million is a result of previous corporate acquisitions and represents the excess of the total purchase price over the fair value of the net identifiable assets and liabilities acquired. The goodwill balance with respect to our U.S operations is exposed to foreign currency fluctuations as it is translated into Canadian dollars at the period end exchange rate. No goodwill impairment existed as of September 30, 2010.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      15

Asset Retirement Obligations

In connection with our operations, we anticipate we will incur abandonment and reclamation costs for surface leases, wells, facilities and pipelines. Total future asset retirement obligations included on our balance sheet are estimated by management based on our net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. We have estimated the net present value of our total asset retirement obligations to be approximately $209.3 million at September 30, 2010 which represents a $6.4 million decrease from $215.7 million at June 30, 2010. The majority of the reduction related to asset retirement obligations carried on the non-core properties that were divested during the third quarter. See Note 5 for further detail.

Actual asset retirement costs are incurred at different times compared to the recording of amortization and accretion charges. Actual asset retirement costs will be incurred over the next 66 years with the majority between 2030 and 2049.

Taxes

In our current structure, payments are made between our operating entities and the Fund, which ultimately transfers both income and future income tax liability to our unitholders. As a result minimal cash income taxes are generally paid by our Canadian operating entities. Effective January 1, 2011, we expect to convert to a corporation and will be subject to normal Canadian corporate taxes. Within the context of current commodity prices and capital spending plans, we do not expect to pay current taxes in Canada for three to five years after conversion, as we expect to utilize our tax pools to reduce taxes otherwise payable.

Current Income Taxes

The amount of current taxes recorded throughout the year with respect to our U.S. operations is dependent upon income levels and the timing of both capital expenditures and the repatriation of funds to Canada. For the three and nine months ended September 30, 2010, we recorded current income tax recovery of $33.8 million and $33.3 million respectively, compared to current income tax expense of $2.9 million and $5.5 million during the same periods in 2009. The change from 2009 is due to higher capital spending levels in 2010 which have resulted in a loss for tax purposes that we plan to carry back to prior periods to recover income taxes previously paid. In total for 2010, we are expecting a current tax recovery of approximately $40 million and we expect to receive these funds during the second half of 2011.

Future Income Taxes

Our future income tax recovery was $0.2 million and $22.0 million for the three and nine months ended September 30, 2010 respectively, compared to a recovery of $27.6 million and $86.6 million for the same periods in 2009. The decrease is due to higher net income in our operating entities in 2010 along with the impact of recording a future income tax expense in the third quarter of 2010 related to an anticipated loss for tax purposes in our U.S. subsidiary.

Net Income

Net income for the third quarter of 2010 was $16.8 million or $0.09 per trust unit compared to $38.2 million or $0.23 per trust unit during the same period of 2009. The $21.4 million decrease was primarily due to a decrease in foreign exchange gains of $32.0 million and a decrease in future income tax recovery of $27.3 million, partially offset by an increase in current income tax recovery of $36.6 million.

Net income for the nine months ended September 30, 2010 was $128.1 million or $0.72 per trust unit compared to $86.4 million or $0.52 per trust unit for the same period in 2009. The $41.7 million increase in net income was primarily due to an increase in oil and gas sales, net of royalties of $65.8 million, an increase in current income tax recovery of $38.8 million, a decrease in operating costs of $22.7 million and an increase in commodity derivative instrument gains of $20.7 million. These increases to net income were partially offset by a decrease in future income tax recovery of $64.6 million and a decrease in foreign exchange gain of $47.0 million.

16      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

Cash Flow from Operating Activities

Cash flow for the three and nine months ended September 30, 2010 was $203.6 million ($1.14 per trust unit) and $556.3 million ($3.13 per trust unit) respectively, compared to $207.2 million ($1.23 per trust unit) and $587.2 million ($3.52 per trust unit) respectively, for the same periods in 2009. The decrease in cash flow per unit from 2009 is due to a higher number of trust units outstanding in 2010 combined with a decrease in cash gains on our derivative instruments partially offset by lower operating costs.

Cash flow for the three months ended September 30, 2010 increased $40.2 million or 25% from $163.4 million in the second quarter of 2010 despite lower production levels resulting from our disposition activities and lower sales revenue. This increase was primarily due to changes in our non-cash working capital along with the impact of a $33.8 million current tax recovery. The current tax recovery is a result of increased capital spending in the U.S. which creates a current year loss that we expect to carry back and ultimately recover cash taxes previously paid by our U.S. operations. Furthermore, our non-cash working capital decreased quarter over quarter resulting in higher cash flow for the third quarter. Current assets declined as a result of lower production and commodity prices and current liabilities increased due to accrual balances related to annual compensation plans as well as interest on our debentures.

Selected Financial Results

	Three months ended September 30, 2010			Three months ended September 30, 2009
Per BOE of production (6:1)	Operating Cash Flow (1)	Non-Cash & Other Items	Total	Operating Cash Flow (1)	Non-Cash & Other Items	Total

Production per day			82,869			90,111

Weighted average sales price(2)	$40.08	$–	$40.08	$35.23	$–	$35.23
Royalties	(7.29)	–	(7.29)	(5.56)	–	(5.56)
Commodity derivative instruments	2.76	(2.25)	0.51	4.89	(5.13)	(0.24)
Operating costs	(10.09)	(0.19)	(10.28)	(10.00)	(0.07)	(10.07)
General and administrative	(2.55)	(0.22)	(2.77)	(2.21)	(0.20)	(2.41)
Interest and other expenses	(1.88)	1.31	(0.57)	(0.79)	4.51	3.72
Current income tax	4.43	–	4.43	(0.35)	–	(0.35)
Restoration and abandonment cash costs	(0.30)	0.30	–	(0.31)	0.31	–
Depletion, depreciation, amortization and accretion	–	(21.92)	(21.92)	–	(19.04)	(19.04)
Future income tax recovery/(expense)	–	0.02	0.02	–	3.33	3.33

Total per BOE	$25.16	$(22.95)	$2.21	$20.90	$(16.29)	$4.61

(1)
Cash Flow before changes in non-cash working capital.
(2)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      17

	Nine months ended September 30, 2010			Nine months ended September 30, 2009
Per BOE of production (6:1)	Operating Cash Flow (1)	Non-Cash & Other Items	Total	Operating Cash Flow (1)	Non-Cash & Other Items	Total

Production per day			84,159			93,184

Weighted average sales price(2)	$42.96	$–	$42.96	$35.36	$–	$35.36
Royalties	(7.74)	–	(7.74)	(6.10)	–	(6.10)
Commodity derivative instruments	1.84	1.21	3.05	5.08	(3.14)	1.94
Operating costs	(10.03)	0.01	(10.02)	(9.84)	(0.10)	(9.94)
General and administrative	(2.22)	(0.19)	(2.41)	(2.18)	(0.19)	(2.37)
Interest and other expenses	(1.51)	0.19	(1.32)	(0.22)	0.58	0.36
Current income tax	1.45	–	1.45	(0.22)	–	(0.22)
Restoration and abandonment cash costs	(0.44)	0.44	–	(0.34)	0.34	–
Depletion, depreciation, amortization and accretion	–	(21.35)	(21.35)	–	(19.03)	(19.03)
Future income tax recovery/(expense)	–	0.96	0.96	–	3.40	3.40

Total per BOE	$24.31	$(18.73)	$5.58	$21.54	$(18.14)	$3.40

(1)
Cash flow before changes in non-cash operating working capital.
(2)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

Selected Canadian and U.S. Results

The following tables provide a geographical analysis of key operating and financial results for the three and nine months ended September 30, 2010 and 2009.

	Three months ended September 30, 2010			Three months ended September 30, 2009
(CDN$ millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Daily Production Volumes
Natural gas (Mcf/day)	261,406	23,886	285,292	310,212	13,672	323,884
Crude oil (bbls/day)	20,788	10,851	31,639	24,346	7,872	32,218
Natural gas liquids (bbls/day)	3,681	–	3,681	3,912	–	3,912
Total Daily Sales (BOE/day)	68,037	14,832	82,869	79,960	10,151	90,111
Pricing(1)
Natural gas (per Mcf)	$3.53	$5.21	$3.67	$2.88	$4.55	$2.95
Crude oil (per bbl)	66.53	67.81	66.97	64.77	65.47	64.94
Natural gas liquids (per bbl)	46.69	–	46.69	32.59	–	32.59
Capital Expenditures
Development capital and office	$71.4	$57.2	$128.6	$38.5	$7.9	$46.4
Acquisitions of oil and gas properties	9.2	131.3	140.5	2.3	190.2	192.5
Dispositions of oil and gas properties	(150.7)	–	(150.7)	(0.6)	–	(0.6)
Revenues
Oil and gas sales(1)	$226.4	$79.1	$305.5	$238.9	$53.2	$292.1
Royalties(2)	(36.5)	(19.1)	(55.6)	(33.9)	(12.2)	(46.1)
Commodity derivative instruments gain/(loss)	3.9	–	3.9	(2.0)	–	(2.0)
Expenses
Operating	$72.9	$5.5	$78.4	$80.4	$3.1	$83.5
General and administrative	18.7	2.4	21.1	18.8	1.2	20.0
Depletion, depreciation, amortization and accretion	135.8	31.3	167.1	138.0	19.8	157.8
Current income tax expense/(recovery)	–	(33.8)	(33.8)	–	2.9	2.9

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
(2)
U.S. royalties include state production tax.

18      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

	Nine months ended September 30, 2010			Nine months ended September 30, 2009
(CDN$ millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Daily Production Volumes
Natural gas (Mcf/day)	274,145	19,398	293,543	319,927	13,679	333,606
Crude oil (bbls/day)	22,650	8,743	31,393	24,979	8,475	33,454
Natural gas liquids (bbls/day)	3,842	–	3,842	4,129	–	4,129
Total Daily Sales (BOE/day)	72,183	11,976	84,159	82,429	10,755	93,184
Pricing(1)
Natural gas (per Mcf)	$4.08	$5.67	$4.19	$3.83	$4.74	$3.86
Crude oil (per bbl)	69.72	70.00	69.80	55.81	54.85	55.57
Natural gas liquids (per bbl)	50.61	–	50.61	36.21	–	36.21
Capital Expenditures
Development capital and office	$175.0	$140.6	$315.6	$159.3	$25.0	$184.3
Acquisitions of oil and gas properties	152.1	341.6	493.7	32.2	190.7	222.9
Dispositions of oil and gas properties	(333.5)	–	(333.5)	(2.3)	–	(2.3)
Revenues
Oil and gas sales(1)	$789.9	$197.1	$987.0	$754.9	$144.6	$899.5
Royalties(2)	(130.9)	(46.9)	(177.8)	(122.4)	(32.7)	(155.1)
Commodity derivative instruments gain/(loss)	70.1	–	70.1	49.3	–	49.3
Expenses
Operating	$217.6	$12.6	$230.2	$242.6	$10.4	$253.0
General and administrative	49.8	5.5	55.3	55.6	4.7	60.3
Depletion, depreciation, amortization and accretion	420.8	69.8	490.6	418.4	65.8	484.2
Current income tax expense/(recovery)	–	(33.3)	(33.3)	–	5.5	5.5

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
(2)
U.S. royalties include state production tax.

Quarterly Financial Information

Crude oil and natural gas sales increased during the first half of 2008 due to increased commodity prices and increased production resulting from the Focus acquisition. Oil and natural gas sales decreased in the latter part of 2008 with the sharp decline in commodity prices and were flat during 2009 as rising crude oil prices were largely offset by declining natural gas prices. Throughout 2010 oil and gas sales decreased as a result of declining commodity prices and lower production resulting from recent disposition activity.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      19

Net income has been affected by fluctuating commodity prices and risk management costs and the fluctuating Canadian dollar.

Quarterly Financial Information	Oil and		Net Income		Net Income/(Loss) per trust unit
($ millions, except per trust unit amounts)	Gas Sales	(1)	/(Loss	)	Basic	Diluted

2010
Third quarter	$305.5		$16.8		$0.09	$0.09
Second quarter	318.2		31.3		0.18	0.18
First quarter	363.3		80.0		0.45	0.45

Total	$987.0		$128.1		$0.72	$0.72

2009
Fourth quarter	$333.3		$2.7		$0.02	$0.02
Third quarter	$292.1		$38.2		$0.23	$0.23
Second quarter	306.2		(3.6)		(0.02)	(0.02)
First quarter	301.2		51.8		0.31	0.31

Total	$1,232.8		$89.1		$0.52	$0.52

2008
Fourth quarter	$418.3		$189.5		$1.15	$1.15
Third quarter	647.8		465.8		2.82	2.82
Second quarter	734.4		112.2		0.68	0.68
First quarter	503.7		121.4		0.82	0.82

Total	$2,304.2		$888.9		$5.54	$5.53

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

LIQUIDITY AND CAPITAL RESOURCES

Credit Facility

During the second quarter we extended our unsecured, covenant-based bank credit facility for a three year term, maturing June 30, 2013. Based on our expected cash requirements, our ongoing access to debt and equity markets, combined with the significant increase in standby credit charges, we chose to reduce our facility size from $1.4 billion to $1.0 billion. Drawn fees under the facility range between 200 and 375 basis points over bankers' acceptance rates whereas previously they ranged from 55 to 110 basis points. We are currently paying 200 basis points over bankers' acceptance rates which have been trading around 1%. Standby fees on the undrawn portion of the facility are based on 25% of the drawn pricing. We have the ability to request an extension of the facility each year or repay the entire balance at the end of the term. At September 30, 2010 we had $169.1 million drawn on the facility and we were in compliance with all covenants. A fee of $5.0 million was paid to extend the facility for three years and was recorded in interest expense during the second quarter. The amending agreement was filed on July 21, 2010 as a "Material Document" on the Fund's SEDAR profile at www.sedar.com.

Distribution Policy

The amount of cash distributions paid to unitholders is proposed by management and approved by the Board of Directors. We continually assess distribution levels with respect to anticipated cash flows, debt levels, capital spending plans and capital market conditions. The level of cash withheld varies and is dependent upon numerous factors, the most significant of which include the prevailing commodity price environment, our current levels of production, debt obligations, funding requirements for our development capital program and our access to equity markets.

We have maintained our monthly distribution rate of $0.18 per unit distribution since February 2009 and have been able to manage our distribution levels and capital spending in order to preserve our balance sheet strength.

Sustainability of our Distributions and Asset Base

As an oil and gas producer we have a declining asset base and therefore rely on ongoing development activities and acquisitions to replace production and add additional reserves. Our future crude oil and natural gas production is highly dependent on our success in exploiting our

20      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

asset base and acquiring or developing additional reserves. To the extent we are unsuccessful in these activities, our cash distributions could be reduced.

Development activities and acquisitions may be funded internally from cash flow or through external sources of capital such as debt or the issuance of equity. To the extent that we utilize cash flow to finance these activities, the amount of cash available for distribution to our unitholders may be reduced. Should external sources of capital become limited or unavailable, our ability to make the necessary development expenditures and acquisitions to maintain or expand our asset base may be impaired and ultimately reduce the amount of cash distributed.

Cash Flow from Operating Activities, Cash Distributions and Payout Ratio

Cash flow from operating activities and cash distributions are reported on the Consolidated Statements of Cash Flows. During the third quarter of 2010, cash distributions of $96.1 million were funded entirely through cash flow of $203.6 million. For the nine months ended September 30, 2010, our cash distributions were $287.7 million and were funded entirely through cash flow of $556.3 million.

Our payout ratio, which is calculated as cash distributions divided by cash flow, was 47% and 52% for the three and nine months ended September 30, 2010 respectively, compared to 45% and 46% for the same periods in 2009. Our adjusted payout ratio, which is calculated as cash distributions plus development capital and office expenditures divided by cash flow, was 110% for the third quarter and 108% for the nine months ended September 30, 2010, compared to 68% and 78% respectively for the same periods in 2009. The increase in our payout ratio and adjusted payout ratio is due to the increase in our cash distributions resulting from our September 2009 equity issue and higher development capital spending along with the decrease in cash flow. See "Non-GAAP Measures" above.

For the three months ended September 30, 2010, our cash distributions exceeded our net income by $79.3 million (2009 – $55.3 million). For the nine months ended September 30, 2010 our cash distributions exceeded our net income by $159.6 million (2009 – $186.2 million). Non-cash items such as changes in the fair value of our derivative instruments and future income taxes cause net income to fluctuate between periods but do not reduce or increase our cash flow. Future income taxes can fluctuate from period to period as a result of changes in tax rates as well as changes in interest, royalties and dividends from our operating subsidiaries paid to the Fund. In addition, we believe that other non-cash charges such as DDA&A are not a good proxy for the cost of maintaining our productive capacity as they are based on the historical costs of our PP&E and not the fair market value of replacing those assets within the context of the current environment.

It is not practical to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities in the oil and gas sector due to the nature of reserve reporting, natural reservoir declines and the risks involved with capital investment. As a result, we do not distinguish maintenance capital separately from development capital spending. The level of investment in a given period may not be sufficient to replace productive capacity given the natural declines associated with oil and natural gas assets. In these instances a portion of the cash distributions paid to unitholders may represent a return of the unitholders' capital.

The following table compares cash distributions to cash flow and net income:

($ millions, except per unit amounts)	Three months ended September 30, 2010	Nine months ended September 30, 2010	Year ended December 31, 2009	Year ended December 31, 2008

Cash flow from operating activities	$203.6	$556.3	$775.8	$1,262.8
Cash distributions	96.1	287.7	368.2	786.1

Excess of cash flow over cash distributions	$107.5	$268.6	$407.6	$476.7
Net income	$16.8	$128.1	$89.1	$888.9
(Shortfall)/excess of net income over cash distributions	(79.3)	(159.6)	(279.1)	102.8
Cash distributions per weighted average trust unit	$0.54	$1.62	$2.17	$4.89
Payout ratio(1)	47%	52%	47%	62%
Adjusted Payout ratio(1)(2)	110%	108%	83%	106%

(1)
Payout ratio is calculated as cash distributions to unitholders divided by cash flow from operating activities. Adjusted payout ratio is calculated as the sum of cash distributions to unitholders plus development capital and office expenditures divided by cash flow from operating activities. See "Non-GAAP Measures" above.
(2)
Land acquisitions in prior periods have been reclassified from development capital expenditures to property acquisitions to conform with the current year presentation.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      21

Debt

Total debt at September 30, 2010 was $683.1 million, an increase of $124.2 million from $558.9 million at December 31, 2009. Long-term debt at September 30, 2010 was comprised of $169.1 million of bank indebtedness and $514.0 million of senior unsecured notes. The increase of $169.1 million in our bank indebtedness is mainly the result of our net A&D activity during the first nine months of 2010.

Our working capital increased by $0.8 million from December 31, 2009 mainly due to the decrease in accounts receivable, as a result of lower production and commodity prices, offset by the increase in current tax recovery. Working capital excludes cash, current deferred financial assets and credits, the current portion of long-term debt, and future income taxes.

We continue to maintain a conservative balance sheet as demonstrated below:

Financial Leverage and Coverage	September 30, 2010	December 31, 2009

Long-term debt to cash flow (12 month trailing)	0.9x	0.6x
Cash flow to interest expense (12 month trailing)(1)	16.5x	25.4x
Long-term debt to long-term debt plus equity(2)	14%	10%

(1)
Interest expense excluding non-cash items.
(2)
Long-term debt including current portion is measured net of cash.

Payments with respect to the bank facilities, senior unsecured notes and other third party debt have priority over claims of and future distributions to the unitholders. Unitholders have no direct liability should cash flow be insufficient to repay this indebtedness. The agreements governing these bank facilities and senior unsecured notes stipulate that if we default or fail to comply with certain covenants, the ability of the Fund's operating subsidiaries to make payments to the Fund and consequently the Fund's ability to make distributions to the unitholders may be restricted. At September 30, 2010, we are in compliance with our debt covenants, the most restrictive of which limits our long-term debt to three times trailing cash flow. Refer to "Debt of Enerplus" in our Annual Information Form for the year ended December 31, 2009 for a detailed description of these covenants.

We expect to have adequate liquidity to fund our development capital spending and working capital requirements for the remainder of 2010 and 2011 utilizing cash flow from operations, our bank credit facility and funds from our asset disposition program.

ACCUMULATED DEFICIT

We have historically paid cash distributions in excess of accumulated earnings resulting in an accumulated deficit. Cash distributions are based on the actual cash flow generated in the period, whereas accumulated earnings are based on net income which includes non-cash items such as DDA&A charges, derivative instrument mark-to-market gains and losses, unit based compensation charges and future income tax provisions.

TRUST UNIT INFORMATION

We had 178,118,000 trust units outstanding at September 30, 2010 compared to 176,741,000 trust units at September 30, 2009 and 177,061,000 trust units outstanding at December 31, 2009. Trust units outstanding at September 30, 2010 include 4,140,000 exchangeable limited partnership units which are convertible at the option of the holder into 0.425 of an Enerplus trust unit (1,759,000 trust units). During the nine months ended September 30, 2010, a total of 2,242,000 partnership units were converted into 953,000 trust units.

During the three months ended September 30, 2010, 404,000 trust units (2009 – 313,000) were issued pursuant to the Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan ("DRIP") and the trust unit rights incentive plan, net of redemptions. This resulted in $8.8 million (2009 – $6.9 million) of additional equity to the Fund. For the nine months ended September 30, 2010, $22.7 million of additional equity (2009 – $16.8 million) and 1,057,000 trust units (2009 – 745,000) were issued pursuant to the DRIP and the trust unit rights incentive plan. For further details see Note 9.

The weighted average basic number of trust units outstanding for the nine months ended September 30, 2010 was 177,526,000 (2009 – 166,724,000). At November 4, 2010, we had 178,344,000 trust units outstanding including the equivalent limited partnership units.

22      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

INCOME TAXES

The following is a general discussion of the Canadian and U.S. tax consequences of holding Enerplus trust units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Investors or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Unitholders

We qualify as a mutual fund trust under the Income Tax Act (Canada) and accordingly, trust units of Enerplus are qualified investments for RRSPs, RRIFs, RESPs, DPSPs and TFSAs. Each year we have historically transferred all of our taxable income to the unitholders by way of distributions.

In computing income, unitholders are required to include the taxable portion of distributions received in that year. An investor's adjusted cost base ("ACB") in a trust unit equals the purchase price of the trust unit less any non-taxable cash distributions received from the date of acquisition. To the extent a unitholder's ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholder's ACB will be brought to zero.

For 2010, we estimate that 95% of cash distributions will be taxable and 5% will be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependent upon, among other things, production, commodity prices and cash flow experienced throughout the year.

U.S. Unitholders

U.S. unitholders who received cash distributions are subject to at least a 15% Canadian withholding tax. The withholding tax is applied to both the taxable portion of the distribution as computed under Canadian tax law and the non-taxable portion of the distribution. U.S. taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

For U.S. taxpayers, the taxable portion of cash distributions are considered to be a dividend for U.S. tax purposes. For most U.S. taxpayers this should be a "Qualified Dividend" eligible for the reduced tax rate. The 15% preferred rate of tax on "Qualified Dividends" is currently scheduled to expire at the end of 2010. We are unable to determine whether or to what extent the preferred rate of tax on "Qualified Dividends" may be extended.

For 2010, we estimate that 90% of cash distributions will be taxable to most U.S. investors and 10% will be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependent upon production, commodity prices and cash flow experienced throughout the year.

In October 2010, we estimated our non-resident ownership to be 69%.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      23

2010 GUIDANCE

The following provides our updated 2010 guidance. The summary below includes A&D activity up to September 30, 2010, as well as the disposition of Kirby on October 1, 2010, the acquisition of additional land interests on October 15, 2010 and the estimated impact of further non-core dispositions that we anticipate will close in the fourth quarter.

Summary of 2010 Expectations	Target	Comments

Average annual production	83,000 - 84,000 BOE/day
Exit rate 2010 production	80,000 - 82,000 BOE/day
2010 production mix	58% gas, 42% liquids
Average royalty rate	18%	Percentage of gross sales
Operating costs	$10.20/BOE
G&A costs	$2.45/BOE	Includes non-cash charges of $0.20/BOE (trust unit rights incentive plan)
Corporate conversion and simplification	$3 million or $0.10/BOE	Fees related to our conversion from a trust to a corporation and simplification of our underlying corporate structure
Development capital spending	$515 million, net of Alberta DRC of $27 million	Within the context of current commodity prices
2010 Marcellus carry commitment spending	$64 million	Will be reported as a property acquisition

INTERNAL CONTROLS AND PROCEDURES

There were no changes in our internal control over financial reporting during the period beginning on July 1, 2010 and ending on September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

Consolidated Financial Statements

Section 1601 "Consolidated Financial Statements" establishes the requirements for the preparation of consolidated financial statements. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS")

Financial Reporting Update

In October 2009 the Accounting Standards Board ("AcSB") issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises will be required to apply IFRS, in full and without modification, for financial periods beginning on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

Our financial reporting group continues to lead the conversion project along with sponsorship from management. The project continues to progress according to our plan and we expect to be prepared to meet our 2011 financial reporting requirements.

We have provided regular updates to the Audit Committee of the Board of Directors regarding our IFRS conversion. Training will continue into the fourth quarter of 2010 for our Executive, Board of Directors, Investor Relations and Corporate Finance groups with a focus on IFRS accounting policy changes that may impact our 2011 financial statements and key operating metrics. In addition, individuals within the financial reporting group have continued to participate in various seminars and industry discussion groups regarding the application of current IFRS' and potential future changes to the standards.

Many of the differences between IFRS and Canadian GAAP have now been quantified however we have not prepared a full set of annual financial statements under IFRS and therefore amounts noted below are unaudited. In some areas the impacts of identified differences are still being determined. Management intends to present its first quarter 2010 IFRS comparative financial statements to the Audit Committee in November 2010.

24      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

In order to comply with IFRS certain financial statement adjustments on transition to IFRS are required to be made retroactively against our opening retained earnings as at January 1, 2010, based on standards applicable at that time. However, IFRS 1 provides entities adopting IFRS for the first time certain optional exemptions to the general requirement for full retroactive application of IFRS. We have analyzed these optional exemptions and have implemented those determined to be the most appropriate. Accordingly, we expect to apply the following IFRS 1 exemptions:

  •
  Property, Plant and Equipment ("PP&E") – We have elected to take the exemption that allows companies that follow the Canadian GAAP full cost accounting guideline to allocate their historic net PP&E to cash generating units ("CGUs") on the date of transition. We have allocated our PP&E into seven CGUs in Canada and one CGU in the United States, based on proved plus probable reserve values as at January 1, 2010.
  •
  Business Combinations – IFRS 1 provides an optional exemption to the requirement to retroactively restate any past business combinations recorded under Canadian GAAP. We have elected to take this exemption and therefore will not be retroactively restating past business combinations.
  •
  Cumulative Translation Adjustments ("CTA") – IFRS 1 provides an optional exemption to retroactively restating CTA that allows entities to set CTA at zero on the date of transition. We have elected to set CTA to zero at January 1, 2010 which will result in an increase to the accumulated deficit of approximately $82 million.
  •
  Borrowing Costs – We have elected to take the IFRS 1 exemption which allows an entity to be exempt from capitalizing interest on qualifying assets where active development commenced before January 1, 2010.

The key differences between existing Canadian GAAP and IFRS that may impact us are presented below.

Property, plant and equipment ("PP&E")

Under IFRS capital costs will be recorded into one of the following three categories:

  a.     Pre-Exploration Costs

  Under Canadian GAAP costs incurred prior to having obtained the legal right to explore are capitalized using the full cost method of accounting. Under IFRS such expenditures are expensed as incurred. We expect these costs to be approximately $2 million during 2010.

  b.    Exploration and Evaluation ("E&E") Assets

  Under Canadian GAAP E&E assets are capitalized using the full cost method of accounting. Our E&E assets are early stage assets that management has not fully evaluated for commercial viability and/or technical feasibility. IFRS requires E&E assets to be separately recognized on the face of the balance sheet. E&E assets under IFRS are not subject to depletion. We have identified approximately $580 million of property, plant and equipment that meets the criteria to be classified as E&E in the opening balance sheet prepared under IFRS as at January 1, 2010. The balance is comprised primarily of our Kirby oilsands assets (prior to its disposition on October 1, 2010) and undeveloped lands in Canada and the U.S.

  c.     Developed and Producing ("D&P") Assets

  Under Canadian GAAP D&P assets are capitalized using the full cost method of accounting and are subject to depletion. Under IFRS D&P assets are accounted for in smaller cost centers, or CGUs, and recognized on the balance sheet separately from E&E assets under IFRS. D&P assets are also subject to depletion on a CGU basis.

Depletion Policy

Under Canadian GAAP depletion is calculated on a unit of production basis using proved reserves. Under IFRS we have a choice to deplete our D&P assets on a unit of production basis using either proved or proved plus probable reserves for each CGU. We expect to adopt a policy of depleting D&P assets using proved plus probable reserves for each CGU. As a result we expect our annual depletion rate to be reduced by approximately 3%, before the consideration of potential impairments.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      25

Impairment of Assets

Under IFRS, testing for D&P asset impairments is completed at a CGU level compared to a country by country basis under Canadian GAAP. Impairment tests are required to be performed on initial transition to IFRS and on an ongoing basis when indicators of impairment exist. As at January 1, 2010 we expect no impairment on our D&P assets. Under IFRS, the carrying value of each CGU is compared to the higher of its fair value less cost to sell or value in use, whereas under Canadian GAAP the carrying value is compared to undiscounted cash flows.

Goodwill

At January 1, 2010 we allocated the goodwill generated from historic business combinations to the CGUs that benefited from the synergies of the combination. Under Canadian GAAP goodwill was carried on a consolidated basis. We expect to record a goodwill impairment of approximately $130 million in our shallow gas CGU at January 1, 2010 with an offset to retained earnings. In accordance with IFRS impairments to goodwill do not reverse in future periods.

Marketable Securities

Under Canadian GAAP investments in non-publicly traded securities are carried at cost. Under IFRS all securities, publicly or privately held, must be carried at fair value and revalued at each reporting date. As at January 1, 2010 the value of securities under IFRS are expected to increase by approximately $39 million. During 2010, any gains or losses on the change in fair value are recognized in other comprehensive income ("OCI"). Upon the sale of such securities any cumulative gain or loss previously recognized in OCI is reclassified from OCI to the income statement.

Taxes

As a result of our income trust structure under IFRS we are required to record certain temporary differences at a higher deferred tax rate compared to Canadian GAAP. At January 1, 2010 this will result in an increase to our deferred income tax liability of approximately $69 million. The majority of this increase is expected to reverse on January 1, 2011, upon conversion to a corporation.

Decommissioning Liabilities (or Asset Retirement Obligations under Canadian GAAP)

Under Canadian GAAP we recognize a liability for the estimated fair value of the future retirement obligations associated with PP&E. The fair value is capitalized and amortized over the same period as the underlying asset. We estimate the liability based on the estimated costs to abandon and reclaim our net ownership interest in wells and facilities, including an estimate for the timing of the costs to be incurred in future periods. These cash outflows are discounted using a credit-adjusted risk free rate. Changes in the net present value of the future retirement obligation are expensed through accretion as part of DDA&A.

Under IFRS, decommissioning liabilities are included as part of IAS 37, "Provisions, Contingent Liabilities and Contingent Assets". The liability is calculated at each reporting period using estimates of future cash outflows discounted using the risk free rate. As of the date of this MD&A we have not quantified this amount as further clarity on the discount rates is required. Changes in the net present value of the future retirement obligation are expensed through accretion as a financing cost.

Exchangeable Limited Partnership ("LP") Units and Trust Unit Rights Incentive Plan ("TURIP")

Under Canadian GAAP exchangeable LP units and TURIP are measured using the equity method. Under IFRS the LP units and TURIP may be considered financial liabilities which would result in recording them on the balance sheet at their fair value with any changes in fair value recorded to the income statement. At this time it is unclear as to the appropriate treatment and therefore, as of the date of this MD&A, we have not quantified this amount.

General and Administrative Expenses

Under IFRS we expect to capitalize fewer G&A expenses associated with acquisition and divestiture activities, relative to Canadian GAAP. As a result we expect G&A expenses to increase, however as of the date of this MD&A we have not quantified this amount.

26      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

Other Considerations

In implementing the changes required for the transition to IFRS we have considered the following additional items:

  •
  Internal controls over financial reporting ("ICFR") – We continue to review our ICFR documentation and are identifying instances where controls must be amended or added in order to address the accounting policy changes required under IFRS. It is anticipated that any documentation changes and testing will be completed by the end of the year, however no material changes in control procedures are expected as a result of the transition to IFRS.
  •
  Disclosure controls and procedures ("DC&P") – We have assessed the impact of transitioning to IFRS on our DC&P and have not identified any material changes required in our control environment although we do expect increased note disclosure for certain financial statement items compared to Canadian GAAP. We have drafted IFRS note disclosure in accordance with current IFRS standards and continue to monitor requirements put forth by the International Accounting Standards Board in discussion papers and exposure drafts for future disclosure requirements.
  •
  Business activities – We have been actively working with counterparties to ensure agreements that make reference to Canadian GAAP statements are modified to allow for IFRS. We do not anticipate any issues with our existing debt covenants and related agreements at this time.
  •
  Information systems – We implemented certain changes to our accounting systems in preparation for IFRS. The modifications were not significant but were required in order to allow for proper accounting and reporting of both Canadian GAAP and IFRS statements in 2010.

PLAN TO CONVERT TO CORPORATION

During the quarter we announced our proposed conversion from an income trust to a corporation. We will seek Unitholder approval for the conversion at a special meeting of Unitholders to be held on December 9, 2010 and expect the conversion to become effective January 1, 2011. A management information circular and proxy statement outlining the details of the conversion was mailed in early November to all Unitholders as of the record date of October 25, 2010 in advance of the December 9, 2010 meeting date. We are proposing this conversion as a result of certain changes in Canadian federal tax legislation specifically related to income trusts. While conversion to a corporation will not impact our underlying oil and gas operations, it is expected to simplify our underlying structure and remove uncertainty that exists in the income trust marketplace today.

The new entity will be named "Enerplus Corporation" and we intend to maintain our "ERF" ticker symbols on both the Toronto Stock Exchange and the New York Stock Exchange. We intend to exchange one trust unit in Enerplus Resources Fund for one share in Enerplus Corporation and we expect the transaction to be considered a tax deferred exchange for Canadian Unitholders and a tax deferred reorganization for U.S. investors. Following the conversion we intend to continue to pay dividends on a monthly basis and anticipate the monthly dividend payment will initially remain at CDN$0.18 per common share, however the actual amount of future dividends may vary depending upon commodity prices, production volumes, capital spending and other factors.

ADDITIONAL INFORMATION

Additional information relating to Enerplus Resources Fund, including our Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This MD&A contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "target", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this MD&A contains forward-looking information pertaining to the following: asset dispositions and the use of proceeds therefrom; our corporate strategy, including transition from an income trust to a corporate form and the timing and tax treatment thereof and the repositioning of our asset base; oil, natural gas and natural gas liquids production volumes and product mix; future oil and natural gas prices and our commodity risk management programs; operating, G&A and trust conversion expenses and royalty and interest rates; capital expenditures and the allocation thereof; the amount of

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      27

future abandonment and reclamation costs and asset retirement obligations; the amount and timing of future taxes payable by Enerplus; the tax pools of Enerplus; financial capacity, liquidity and capital resources; cash distributions and dividends and the timing of payment and the tax treatment thereof; future contractual commitments; our transition to IFRS and the impact of that change on our financial results, including potential impacts on internal controls over financial reporting, disclosure controls and procedures and the impact on our dent financing agreements; reliance on industry partners to develop and expand our assets and operations; and future environmental and asset retirement obligations and the costs associated therewith.

The forward-looking information contained in this MD&A reflect several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the ability to conclude proposed asset dispositions on terms acceptable to Enerplus; the accuracy of the estimates of Enerplus' reserve and resource volumes; certain commodity price and other cost assumptions; the continued availability of adequate debt and/or equity financing and cash flow to fund its capital and operating requirements as needed; that no unexpected significant changes to Enerplus' financial position and results will occur as a result of its transition to IFRS; and the extent of its liabilities. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in commodity prices; changes in the demand for or supply of Enerplus' products; unanticipated operating results or production declines; an inability to complete asset dispositions as anticipated; failure to obtain the required unitholder, Court and stock exchange approvals, or to satisfy the other requirements, to complete the conversion from an income trust to a corporation on the terms and in the timeframe currently contemplated or at all; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties, increased debt levels or debt service requirements; inaccurate estimation of Enerplus' oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; the adoption of IFRS having a material impact on Enerplus' financial results or position; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in the Fund's public disclosure documents (including, without limitation, those risks and contingencies described above and under "Risk Factors and Risk Management" in this MD&A and under "Risk Factors" in the Fund's Annual Information Form dated March 12, 2010, which is available on our website at www.enerplus.com and on our SEDAR profile at www.sedar.com and which forms part of our Form 40-F filed with the SEC on March 12, 2010 and available at www.sec.gov.

The forward-looking information contained in this MD&A speak only as of the date of this MD&A, and Enerplus assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

USE OF "BOE" AND "MMCFE"; PRESENTATION OF PRODUCTION INFORMATION

Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading. "MMcfe" means million cubic feet of gas equivalent. Enerplus has adopted the standard of one barrel of oil to six thousand cubic feet of gas (1 barrel: 6 Mcf) when converting oil to MMcfes. MMcfes may be misleading, particularly if used in isolation. An MMcfe conversion ratio of 1 barrel: 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In accordance with Canadian practice, production volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated.

28      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

STATEMENTS

Consolidated Balance Sheets

(CDN$ thousands) unaudited	September 30, 2010	December 31, 2009

Assets
Current assets
Cash	$2,842	$73,558
Accounts receivable	108,802	142,009
Deferred financial assets (Note 10)	30,479	20,364
Future income taxes	–	4,995
Other current (Note 2)	39,386	5,041

	181,509	245,967

Property, plant and equipment (Note 3)	4,957,612	5,000,523
Goodwill	604,929	607,438
Deferred financial assets (Note 10)	1,750	1,997
Other assets (Note 10, Note 12)	97,686	49,591

	5,661,977	5,659,549

	$5,843,486	$5,905,516

Liabilities
Current liabilities
Accounts payable	$259,255	$257,519
Distributions payable to unitholders	32,064	31,871
Current portion of long-term debt (Note 6)	–	36,631
Future income taxes	1,670	–
Deferred financial credits (Note 10)	20,382	37,437

	313,371	363,458

Long-term debt (Note 6)	683,106	522,276
Deferred financial credits (Note 10)	40,493	54,788
Future income taxes	530,493	561,585
Asset retirement obligations (Note 5)	209,335	230,465
Other liabilities (Note 12)	40,565	–

	1,503,992	1,369,114

Equity
Unitholders' capital (Note 9)	5,742,596	5,715,614
Accumulated deficit	(1,619,908)	(1,460,283)
Accumulated other comprehensive income/(loss)	(96,565)	(82,387)

	4,026,123	4,172,944

	$5,843,486	$5,905,516

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      29

Consolidated Statements of Accumulated Deficit and Accumulated Other Comprehensive Income

	Three months ended September 30,		Nine months ended September 30,
(CDN$ thousands) unaudited	2010	2009	2010	2009

Accumulated income, beginning of period	$3,376,235	$3,224,036	$3,264,936	$3,175,819
Net income/(loss)	16,808	38,182	128,107	86,399

Accumulated income, end of period	3,393,043	3,262,218	3,393,043	3,262,218
Accumulated cash distributions, beginning of period	(4,916,840)	(4,536,165)	(4,725,219)	(4,357,018)
Cash distributions	(96,111)	(93,504)	(287,732)	(272,651)

Accumulated cash distributions, end of period	(5,012,951)	(4,629,669)	(5,012,951)	(4,629,669)

Accumulated deficit, end of period	$(1,619,908)	$(1,367,451)	$(1,619,908)	$(1,367,451)

Accumulated other comprehensive income/(loss), beginning of period	$(70,014)	$6,198	$(82,387)	$48,606
Other comprehensive income/(loss)	(26,551)	(67,220)	(14,178)	(109,628)

Accumulated other comprehensive income/(loss), end of period	$(96,565)	$(61,022)	$(96,565)	$(61,022)

Total accumulated deficit and other comprehensive income/(loss)	$(1,716,473)	$(1,428,473)	$(1,716,473)	$(1,428,473)

See accompanying notes to the Consolidated Financial Statements

30      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

Consolidated Statements of Income

	Three months ended September 30,		Nine months ended September 30,
(CDN$ thousands) unaudited	2010	2009	2010	2009

Revenues
Oil and gas sales	$312,679	$298,982	$1,007,509	$919,034
Royalties	(55,595)	(46,084)	(177,770)	(155,131)
Commodity derivative instruments (Note 10)	3,874	(1,959)	70,087	49,350
Other income	77	129	430	304

	261,035	251,068	900,256	813,557

Expenses
Operating	78,409	83,446	230,218	252,965
General and administrative	21,143	20,019	55,308	60,336
Transportation	7,140	6,886	20,484	19,543
Interest (Note 7)	8,086	4,984	31,250	38,556
Foreign exchange (Note 8)	(3,625)	(35,638)	(401)	(47,396)
Depletion, depreciation, amortization and accretion	167,077	157,872	490,594	484,230

	278,230	237,569	827,453	808,234

Income/(loss) before taxes	(17,195)	13,499	72,803	5,323
Current taxes expense/(recovery)	(33,754)	2,882	(33,345)	5,498
Future income tax recovery	(249)	(27,565)	(21,959)	(86,574)

Net Income	$16,808	$38,182	$128,107	$86,399

Net income per trust unit
Basic	$0.09	$0.23	$0.72	$0.52
Diluted	$0.09	$0.23	$0.72	$0.52

Weighted average number of trust units outstanding (thousands)
Basic	177,871	168,521	177,526	166,724
Diluted	178,225	168,817	177,864	166,919

Consolidated Statements of Comprehensive Income

	Three months ended September 30,		Nine months ended September 30,
(CDN$ thousands) unaudited	2010	2009	2010	2009

Net income	$16,808	$38,182	$128,107	$86,399

Other comprehensive income/(loss), net of tax:
Unrealized gain on marketable securities	–	–	81	–
Change in cumulative translation adjustment	(26,551)	(67,220)	(14,259)	(109,628)

Other comprehensive income/(loss)	(26,551)	(67,220)	(14,178)	(109,628)

Comprehensive income/(loss)	$(9,743)	$(29,038)	$113,929	$(23,229)

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      31

Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
(CDN$ thousands) unaudited	2010	2009	2010	2009

Operating Activities
Net income	$16,808	$38,182	$128,107	$86,399
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion	167,077	157,872	490,594	484,230
Change in fair value of derivative instruments (Note 10)	22,900	50,634	(41,218)	118,023
Unit based compensation (Note 9)	1,710	1,682	4,253	4,938
Foreign exchange on translation of senior notes (Note 8)	(13,990)	(44,796)	(8,483)	(49,829)
Future income tax	(249)	(27,565)	(21,959)	(86,574)
Amortization of senior notes premium	(143)	(185)	(503)	(579)
Cross currency interest rate swap principal settlement	–	–	17,969	–
Asset retirement obligations settled (Note 5)	(2,300)	(2,550)	(10,181)	(8,732)

	191,813	173,274	558,579	547,876
Decrease/(Increase) in non-cash operating working capital	11,809	33,937	(2,217)	39,331

Cash flow from operating activities	203,622	207,211	556,362	587,207

Financing Activities
Issue of trust units, net of issue costs (Note 9)	8,818	220,421	22,729	230,334
Cash distributions to unitholders	(96,111)	(93,504)	(287,732)	(272,651)
Increase/(Decrease) in bank credit facilities	(1,126)	(96,948)	168,881	(380,888)
Issuance/(Repayment) of senior unsecured notes	–	–	(35,697)	338,735
Cross currency interest rate swap principal settlement	–	–	(17,969)	–
Decrease/(Increase) in non-cash financing working capital	76	1,930	193	(9,584)

Cash flow from financing activities	(88,343)	31,899	(149,595)	(94,054)

Investing Activities
Capital expenditures	(128,626)	(46,404)	(315,641)	(184,291)
Property and land acquisitions	(140,530)	(192,484)	(493,731)	(222,877)
Property dispositions	150,747	519	333,523	2,255
Purchase of marketable securities	–	–	(1,016)	–
Decrease/(Increase) in non-cash investing working capital	4,926	11,120	(577)	(81,914)

Cash flow from investing activities	(113,483)	(227,249)	(477,442)	(486,827)

Effect of exchange rate changes on cash	497	(1,472)	(41)	(2,684)

Change in cash	2,293	10,389	(70,716)	3,642
Cash, beginning of period	549	175	73,558	6,922

Cash, end of period	$2,842	$10,564	$2,842	$10,564

Supplementary Cash Flow Information
Cash income taxes (received)/paid	$282	$(5,054)	$(7,533)	$(27,844)
Cash interest paid	$2,838	$1,846	$27,225	$11,745

32      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

NOTES

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Enerplus Resources Fund ("Enerplus" or the "Fund") have been prepared by management following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2009. The note disclosure requirements for annual statements provide additional disclosure to that required for these interim statements. Accordingly, these interim statements should be read in conjunction with the Fund's consolidated financial statements for the year ended December 31, 2009. All amounts are stated in Canadian dollars unless otherwise specified.

2. OTHER CURRENT ASSETS

Included in Other Current Assets at September 30, 2010 is a current income tax recovery of $33,712,000 (December 31, 2009 – $nil) relating to the reversal of a future tax asset in the third quarter of 2010.

3. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

($ thousands)	Nine months ended September 30, 2010	Year ended December 31, 2009

Property, plant and equipment	$9,257,350	$8,827,191
Accumulated depletion, depreciation and accretion	(4,299,738)	(3,826,668)

Net property, plant and equipment	$4,957,612	$5,000,523

Capitalized development general and administrative ("G&A") expense of $14,400,000 (2009 – $17,391,000) is included in PP&E for the nine months ended September 30, 2010. Excluded from PP&E for the depletion and depreciation calculation is $1,002,971,000 (December 31, 2009 – $462,989,000) related to undeveloped land and oil sands projects which have not yet commenced commercial production.

4. PROPERTY ACQUISITIONS AND DISPOSITIONS

On August 23, 2010 Enerplus acquired additional land interests in the Marcellus shale natural gas formation for $102,000,000 (US$97,400,000). On September 30, 2010 the Fund also disposed of properties primarily located in British Columbia and Alberta for proceeds of $153,000,000, including closing adjustments.

5. ASSET RETIREMENT OBLIGATIONS

Following is a reconciliation of the asset retirement obligations:

($ thousands)	Nine months ended September 30, 2010	Year ended December 31, 2009

Asset retirement obligations, beginning of period	$230,465	$207,420
Changes in estimates	124	20,140
Property acquisition and development activity	1,945	4,420
Dispositions	(23,812)	(553)
Asset retirement obligations settled	(10,181)	(13,802)
Accretion expense	10,794	12,840

Asset retirement obligations, end of period	$209,335	$230,465

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      33

6. DEBT

($ thousands)	Nine months ended September 30, 2010	Year ended December 31, 2009

Current portion of long-term debt	$–	$36,631

Long-term:
Bank credit facility	$169,072	$–
Senior notes:
CDN$40 million (Issued June 18, 2009)	40,000	40,000
US$40 million (Issued June 18, 2009)	41,192	41,864
US$225 million (Issued June 18, 2009)	231,705	235,485
US$54 million (Issued October 1, 2003)	55,609	56,516
US$175 million (Issued June 19, 2002)*	145,528	148,411

	683,106	522,276

Total debt	$683,106	$558,907

*
The June 19, 2011 principal repayment of US$35 million has not been included in current liabilities as the Fund expects to refinance this amount with its long-term bank credit facility.

Bank Credit Facility

During the second quarter Enerplus renewed its unsecured, covenant-based bank credit facility for a three year term, maturing June 30, 2013. The facility size was reduced from $1.4 billion to $1.0 billion. Drawn fees range between 200 and 375 basis points over bankers' acceptance rates, with current borrowing costs of 200 basis points. Standby fees on the undrawn portion of the facility are based on 25% of the drawn pricing. The Fund has the ability to request an extension of the facility each year or repay the entire balance at the end of the term. At September 30, 2010 the Fund had $169.1 million drawn and was in compliance with all covenants under the facility. A fee of $5.0 million was paid to extend the facility for three years and was recorded in interest expense during the second quarter. The weighted average interest rate on the facility for the nine months ended September 30, 2010 was 2.0% (September 30, 2009 – 1.10%).

Senior Notes

On June 19, 2010 the Fund settled its first principal payment on the US$175 million senior notes and associated cross currency interest rate swap principal settlement for a total of $53,700,000.

7. INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2010	2009	2010	2009

Realized
Interest on long-term debt	$11,391	$10,288	$35,576	$21,055
Unrealized
(Gain)/loss on cross currency interest rate swap	(2,718)	(7,001)	(2,597)	18,867
(Gain)/loss on interest rate swaps	(444)	1,882	(1,226)	(787)
Amortization of the premium on senior unsecured notes	(143)	(185)	(503)	(579)

Interest expense	$8,086	$4,984	$31,250	$38,556

34      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

8. FOREIGN EXCHANGE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2010	2009	2010	2009

Realized
Foreign exchange (gain)/loss	$2,939	$(3,499)	$17,409	$(15,125)
Unrealized
Foreign exchange (gain)/loss on translation of U.S. dollar denominated senior notes	(13,990)	(44,796)	(8,483)	(49,829)
Foreign exchange (gain)/loss on cross currency interest rate swap	5,988	10,733	(9,574)	13,058
Foreign exchange (gain)/loss on foreign exchange swaps	1,438	1,924	247	4,500

Foreign exchange (gain)/loss	$(3,625)	$(35,638)	$(401)	$(47,396)

9. UNITHOLDERS' CAPITAL

Unitholders' capital as presented on the Consolidated Balance Sheets consists of trust unit capital, exchangeable partnership unit capital and contributed surplus.

($ thousands)	Nine months ended September 30, 2010	Year ended December 31, 2009

Trust units	$5,642,655	$5,580,933
Exchangeable limited partnership units	70,407	108,539
Contributed surplus	29,534	26,142

Balance, end of period	$5,742,596	$5,715,614

(a) Trust Units

Authorized: Unlimited number of trust units

(thousands)	Nine months ended September 30, 2010		Year ended December 31, 2009
Issued:	Units	Amount	Units	Amount

Balance, beginning of period	174,349	$5,580,933	162,514	$5,328,629
Issued for cash:
Pursuant to public offerings	–	–	10,406	213,531
DRIP*, net of redemptions	842	18,986	1,061	24,120
Pursuant to rights incentive plan	215	3,743	4	85
Non-cash:
Exchangeable limited partnership units exchanged	953	38,132	364	14,568
Trust unit rights incentive plan	–	861	–	–

	176,359	$5,642,655	174,349	$5,580,933
Equivalent exchangeable partnership units	1,759	70,407	2,712	108,539

Balance, end of period	178,118	$5,713,062	177,061	$5,689,472

*
Distribution Reinvestment and Unit Purchase Plan

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      35

(b) Exchangeable Limited Partnership Units

During the period January 1, 2010 to September 30, 2010, 2,242,000 exchangeable limited partnership units were converted into 953,000 trust units. As at September 30, 2010, the 4,140,000 outstanding exchangeable partnership units represent the equivalent of 1,759,000 trust units.

(thousands)	Nine months ended September 30, 2010		Year ended December 31, 2009
Issued:	Units	Amount	Units	Amount

Balance, beginning of period	6,382	$108,539	7,238	$123,107
Exchanged for trust units	(2,242)	(38,132)	(856)	(14,568)

Balance, end of period	4,140	$70,407	6,382	$108,539

(c) Contributed Surplus

($ thousands)	Nine months ended September 30, 2010	Year ended December 31, 2009

Balance, beginning of period	$26,142	$19,600
Trust unit rights incentive plan (non-cash) – exercised	(861)	–
Trust unit rights incentive plan (non-cash) – expensed	4,253	6,542

Balance, end of period	$29,534	$26,142

(d) Trust Unit Rights Incentive Plan

As at September 30, 2010 a total of 5,843,000 rights were issued and outstanding pursuant to the Trust Unit Rights Incentive Plan ("Rights Incentive Plan") with an average exercise price of $31.79 per right. This represents 3.3% of the total trust units outstanding of which 2,830,000 rights, with an average exercise price of $40.97, were exercisable. Under the Rights Incentive Plan, distributions per trust unit to Enerplus unitholders in a calendar quarter which represent a return of more than 2.5% of the net PP&E of Enerplus at the end of such calendar quarter may result in a reduction in the exercise price of the rights. Results for the first, second and third quarters of 2010 did not reduce the exercise price of the outstanding rights. The weighted average grant-date fair value of options granted during the quarter was $4.28 and $4.04 for the nine months ended September 30, 2010.

Non-cash compensation costs related to rights issued charged to general and administrative expenses for the three and nine months ended September 30, 2010 were $1,710,000 ($0.01 per unit) and $4,253,000 ($0.02 per unit) respectively. Activity for the rights issued pursuant to the Rights Incentive Plan is as follows:

	Nine months ended September 30, 2010		Year ended December 31, 2009
	Number of Rights (000's)	Weighted Average Exercise Price(1)	Number of Rights (000's)	Weighted Average Exercise Price(1)

Trust unit rights outstanding
Beginning of period	5,250	$34.84	4,001	$45.05
Granted	1,744	23.58	2,001	17.28
Exercised	(215)	17.39	(4)	22.40
Forfeited and expired	(936)	36.86	(748)	38.61

End of period	5,843	$31.79	5,250	$34.84

Rights exercisable at end of period	2,830	$40.97	2,393	$46.03

(1)
Exercise price reflects grant prices less reduction in strike price discussed above.

36      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

(e) Basic and Diluted per Trust Unit Calculations

Basic per-unit calculations are calculated using the weighted average number of trust units and exchangeable limited partnership units (converted at the 0.425 exchange ratio) outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Incentive Plan.

Net income per trust unit has been determined based on the following:

	Nine months ended September 30,
(thousands)	2010	2009

Weighted average units	177,526	166,724
Dilutive impact of rights	338	195

Diluted trust units	177,864	166,919

(f) Long Term Incentive Plans

Compensation expenses associated with the Performance Trust Unit ("PTU") plan and Restricted Trust Unit ("RTU") plan are determined based on the intrinsic value of these units at each period end. Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus accrued distributions.

For the three and nine months ended September 30, 2010 the Fund recorded cash compensation costs of $4,321,000 (2009 – $3,102,000) and $10,607,000 (2009 – $9,791,000) respectively, under the PTU and RTU plans which are included in general and administrative expenses.

The following table summarizes the PTU and RTU movement for the nine months ended September 30, 2010:

(thousands)	Number of PTU	Number of RTU

Balance, beginning of period	237	867
Granted	–	599
Vested	–	(271)
Forfeited	(47)	(161)

Balance, end of period	190	1,034

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-derivative Financial Instruments

i. Cash

Cash is classified as held-for-trading and is reported at fair value, based on a Level 1 designation.

ii. Accounts Receivable

Accounts receivable are classified as loans and receivables and are reported at amortized cost. At September 30, 2010 the carrying value of accounts receivable approximated their fair value.

iii. Marketable Securities

Marketable securities with a quoted market price in an active market are classified as available-for-sale and are reported at fair value, with changes in fair value recorded in other comprehensive income. As at September 30, 2010 the Fund reported investments of publicly traded marketable securities at a fair value of $563,000. There was no change in the fair value of these instruments during the three months ended September 30, 2010. For the nine months ended September 30, 2010 the change in fair value of these investments represented a gain of $113,000 ($81,000 net of tax). During 2009 the Fund did not hold any investments in publicly traded marketable securities.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      37

Marketable securities without a quoted market price in an active market are reported at cost unless an other than temporary impairment exists. As at September 30, 2010 the Fund reported investments in marketable securities of private companies at cost of $50,156,000 (December 31, 2009 – $49,591,000) in Other Assets on the Consolidated Balance Sheet.

iv. Accounts Payable & Distributions Payable to Unitholders

Accounts payable and distributions payable to unitholders are classified as other liabilities and are reported at amortized cost. At September 30, 2010 the carrying value of these accounts approximated their fair value.

v. Long-term debt

Bank Credit Facilities

The bank credit facilities are classified as other liabilities and are reported at amortized cost. At September 30, 2010 the carrying value of the bank credit facilities approximated their fair value.

Senior Unsecured Notes

The senior unsecured notes, which are classified as other liabilities, are carried at their amortized cost and translated to Canadian dollars at the period end exchange rate. The following table details the amortized cost of the notes expressed in U.S. and Canadian dollars as well as the fair value expressed in Canadian dollars:

Principal Private Placement amount ($thousands)	Amortized Cost	Reported CDN$ Amortized Cost	CDN$ Fair Value

CDN$40,000	CDN$40,000	$40,000	$44,742
US$40,000	US$40,000	41,192	48,332
US$225,000	US$225,000	231,705	293,571
US$54,000	US$54,000	55,609	60,070
US$175,000	US$141,317	145,528	159,074

		$514,034	$605,789

(b) Fair Value of Derivative Financial Instruments

The Fund has assessed the relative inputs used in the determination of the fair value of all its derivative financial instruments and has determined that a fair value classification of Level 2 is appropriate for each of the instruments. A level 2 assignment is appropriate where observable inputs other than quoted prices are used in the fair value determination.

The Fund's derivative financial instruments are classified as held for trading and are reported at fair value with changes in fair value recorded through earnings. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At September 30, 2010 a current deferred financial asset of $30,479,000, a current deferred financial credit of $20,382,000, a non-current deferred financial asset of $1,750,000 and a non-current deferred financial credit of $40,493,000 are recorded on the Consolidated Balance Sheet.

The deferred financial credit relating to crude oil instruments is $2,635,000 at September 30, 2010 including deferred premiums of $6,715,000. The deferred financial asset relating to natural gas instruments is $30,479,000 at September 30, 2010 including deferred premiums of $1,936,000.

38      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

The following table summarizes the fair value as at September 30, 2010 and change in fair value for the nine months ended September 30, 2010.

	Interest Rate	Cross Currency Interest Rate	Foreign Exchange		Electricity	Commodity Derivative Instruments
($ thousands)	Swaps	Swaps	Swaps		Swaps	Oil	Gas		Total

Deferred financial assets/(credits), beginning of period	$(6,064)	$(63,336)	$1,997		$(2,481)	$(20,344)	$20,364		$(69,864)
Change in fair value gain/(loss)	1,226 (1)	12,171 (2)	(247)	(3)	244 (4)	17,709 (5)	10,115	(5)	41,218

Deferred financial assets/(credits), end of period	$(4,838)	$(51,165)	$1,750		$(2,237)	$(2,635)	$30,479		$(28,646)

Balance sheet classification:
Current asset/(liability)	$(2,998)	$(12,512)	$–		$(2,237)	$(2,635)	$30,479		$10,097
Non-current asset/(liability)	$(1,840)	$(38,653)	$1,750		$–	$–	$–		$(38,743)

(1)
Recorded in interest expense.
(2)
Recorded in foreign exchange expense (gain of $9,574) and interest expense (gain of $2,597).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in commodity derivative instruments (see below).

The following table summarizes the income statement effects of commodity derivative instruments:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2010	2009	2010	2009

Gain/(loss) due to change in fair value	$(17,148)	$(42,551)	$27,824	$(79,785)
Net realized cash gain/(loss)	21,022	40,592	42,263	129,135

Commodity derivative instruments gain/(loss)	$3,874	$(1,959)	$70,087	$49,350

(c) Commodity Risk Management

The Fund is exposed to commodity price fluctuations as part of its normal business operations, particularly in relation to its crude oil and natural gas sales. The Fund manages a portion of these risks through a combination of financial derivative and physical delivery sales contracts. The Fund's policy is to enter into commodity contracts considered appropriate to a maximum of 80% of forecasted production volumes net of royalties. The Fund's outstanding commodity derivative contracts as at October 29, 2010 are summarized below.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      39

Crude Oil:

		WTI US$/bbl
	Daily Volumes bbls/day	Purchased Call	Sold Put	Fixed Price and Swaps

Term
Oct 1, 2010 – Dec 31, 2010
Purchased Call	3,500	$95.00	–	–
Purchased Call	3,000	$90.00	–	–
Purchased Call	500	$92.50	–	–
Swap	1,500	–	–	$78.45
Swap	1,000	–	–	$78.80
Swap	1,000	–	–	$68.05
Swap	500	–	–	$69.33
Swap	500	–	–	$72.15
Swap	500	–	–	$74.30
Swap	500	–	–	$76.20
Swap	500	–	–	$76.38
Swap	500	–	–	$78.15
Swap	1,000	–	–	$79.20
Swap	500	–	–	$80.00
Swap	1,000	–	–	$83.40
Swap	1,000	–	–	$78.00
Swap	500	–	–	$80.15
Swap	500	–	–	$81.55
Swap	500	–	–	$84.35
Swap	500	–	–	$80.65
Swap	500	–	–	$82.00
Swap	500	–	–	$83.55
Swap	500	–	–	$85.65
Sold Put	5,000	–	$47.50	–
Jan 1, 2011 – Dec 31, 2011
Purchased Call	1,000	$105.00	–	–
Purchased Call	500	$105.00	–	–
Purchased Call	1,000	$100.00	–	–
Purchased Call(1)	500	$92.00	–	–
Swap	1,000	–	–	$87.65
Swap	500	–	–	$85.20
Swap	500	–	–	$88.95
Swap	500	–	–	$91.20
Swap	500	–	–	$91.88
Swap	500	–	–	$92.65
Swap	500	–	–	$94.80
Swap(1)	1,000	–	–	$82.36
Swap(1)	500	–	–	$85.50
Swap(1)	500	–	–	$86.25
Swap(1)	500	–	–	$80.30
Swap(1)	1500	–	–	$82.60
Swap(1)	500	–	–	$81.69
Swap(1)	500	–	–	$84.25
Swap(2)	500	–	–	$85.40
Swap(2)	500	–	–	$87.70

40      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

Sold Put	1,500	–	$55.00	–
Sold Put	1,000	–	$58.00	–
Sold Put(1)	500	–	$58.00	–

(1)
Financial contracts entered into during the third quarter of 2010.
(2)
Financial contracts entered into subsequent to September 30, 2010.

Natural Gas:

		AECO CDN$/Mcf
	Daily Volumes MMcf/day	Purchased Call	Purchased Put	Sold Put	Fixed Price and Swaps

Term
Oct 1, 2010 – Oct 31, 2010
Swap	23.7	–	–	–	$7.33
Swap	4.7	–	–	–	$5.60
Swap	4.7	–	–	–	$5.77
Purchased Call	9.5	$6.54	–	–	–
Oct 1, 2010 – Dec 31, 2010
Put Spread	4.7	–	$5.28	$3.96	–
Put Spread	4.7	–	$5.44	$3.96	–
Put Spread	9.5	–	$5.59	$3.96	–
Put Spread	4.7	–	$5.70	$4.22	–
Oct 1, 2010 – Mar 31, 2011
Swap	14.2	–	–	–	$6.20
Swap	4.7	–	–	–	$6.23
Swap	4.7	–	–	–	$6.24
Swap	4.7	–	–	–	$6.25
Swap	4.7	–	–	–	$6.17
Swap	9.5	–	–	–	$6.07
Nov 1, 2010 – Mar 31, 2011
Swap	9.5	–	–	–	$6.81
Swap	9.5	–	–	–	$6.77
Swap	4.7	–	–	–	$6.66
Purchased Call	4.7	$7.91	–	–	–
Purchased Call	4.7	$7.39	–	–	–
Purchased Call	9.5	$6.86	–	–	–
Purchased Call	9.5	$6.38	–	–	–
Purchased Call(1)	9.5	$5.18	–	–	–
Sold Put	19.0	–	–	$4.48	–
Sold Put	9.5	–	–	$3.96	–
Sold Put(1)	9.5	–	–	$3.53	–
Jan 1, 2011 – Mar 31, 2011
Purchased Call	14.2	$6.38	–	–	–
Sold Put	9.5	–	–	$4.37	–
Sold Put	4.7	–	–	$4.03	–
Oct 1, 2010 – Oct 31, 2010
Physical	2.0	–	–	–	$2.77

(1)
Financial contracts entered into during the third quarter of 2010.

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      41

The following sensitivities show the impact to after-tax net income of the respective changes in forward crude oil and natural gas prices as at September 30, 2010 on the Fund's outstanding commodity derivative contracts at that time with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in forward prices	25% increase in forward prices

Crude oil derivative contracts	$63,753	$(56,037)
Natural gas derivative contracts	$2,922	$(5,102)

Electricity:

The Fund is subject to electricity price fluctuations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements. The Fund's outstanding electricity derivative contracts as at October 29, 2010 are summarized below:

Term	Volumes MWh	CDN$	Price /MWh

October 1, 2010 – December 31, 2010	4.0		$77.50
October 1, 2010 – December 31, 2010	2.0		$68.75
October 1, 2010 – December 31, 2010	3.0		$49.50
October 1, 2010 – December 31, 2010	3.0		$52.25
October 1, 2010 – December 31, 2010	2.0		$49.00
October 1, 2010 – December 31, 2011	3.0		$66.00
January 1, 2011 – December 31, 2011	3.0		$55.00
January 1, 2011 – December 31, 2011	3.0		$57.25
January 1, 2011 – December 31, 2011	3.0		$49.00
January 1, 2011 – December 31, 2011(1)	2.0		$50.00
January 1, 2011 – December 31, 2011(1)	2.0		$47.50
January 1, 2012 – December 31, 2012	3.0		$54.50
January 1, 2012 – December 31, 2012(1)	2.0		$50.50
January 1, 2012 – December 31, 2012(2)	3.0		$48.00

(1)
Electricity contracts entered into during the third quarter of 2010
(2)
Electricity contracts entered into subsequent to September 30, 2010

11. COMMITMENTS AND CONTINGENCIES

In conjunction with the Marcellus acquisition on September 1, 2009 the Fund has committed to pay 50% of the sellers' future drilling and completion costs up to an aggregate amount of US$246,600,000. Our outstanding commitment balance at September 30, 2010 is approximately US$190,461,000. Enerplus expects the remainder of the commitment will be incurred over the next four years.

12. SUBSEQUENT EVENTS

a)
On October 1, 2010 the Fund completed the disposition of its 100% working interest in the Kirby oil sands lease for proceeds of $405,000,000. In conjunction with this sale, the Fund received a deposit of $40,565,000 which is included in Other Liabilities as at September 30, 2010. On October 15, 2010 the Fund acquired additional land interests in North Dakota for US$456,000,000, before closing adjustments. In conjunction with this purchase, the Fund paid a deposit of $46,967,000, which is included in Other Assets as at September 30, 2010.

b)
On October 22, 2010, the board of directors of Enermark Inc, the administrator of the fund, formally approved the proposed conversion of Enerplus from a trust structure to a corporate structure, pursuant to a plan of arrangement to be completed under the Business Corporations Act (Alberta). The proposed conversion is subject to receipt of all required Unitholder, Court of Queen's Bench and stock exchange approvals and is anticipated to be completed on or about January 1, 2011.

Under the proposed conversion, each trust unit of the Fund would be exchanged for one common share of a new public corporation, Enerplus Corporation, and each exchangeable limited partnership unit of EELP would be exchanged for 0.425 of a common share of Enerplus Corporation. A special meeting of the Fund's unitholders has been called for December 9, 2010 to approve the proposed conversion.

42      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

Board of Directors

Douglas R. Martin(1)(2)
President
Charles Avenue Capital Corp.
Calgary, Alberta

Edwin V. Dodge(9)(12)
Corporate Director
Vancouver, British Columbia

Robert B. Hodgins(3)(6)
Corporate Director
Calgary, Alberta

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Resources Fund
Calgary, Alberta

David O'Brien(3)
Corporate Director
Calgary, Alberta

Glen D. Roane(5)(4)
Corporate Director
Canmore, Alberta

W. C. (Mike) Seth(3)(8)
President
Seth Consultants Ltd.
Calgary, Alberta

Donald T. West(7)(11)
Corporate Director
Calgary, Alberta

Harry B. Wheeler(5)(9)
Corporate Director
Calgary, Alberta

Clayton Woitas(7)(11)
President
Range Royalty Management Ltd.
Calgary, Alberta

Robert L. Zorich(10)
Managing Director
EnCap Investments L.P.
Houston, Texas

Elliott Pew(7)
Corporate Director
Boerne, Texas

(1)
Chairman of the Board
(2)
Ex-Officio member of all Committees of the Board
(3)
Member of the Corporate Governance & Nominating Committee
(4)
Chairman of the Corporate Governance & Nominating Committee
(5)
Member of the Audit & Risk Management Committee
(6)
Chairman of the Audit & Risk Management Committee
(7)
Member of the Reserves Committee
(8)
Chairman of the Reserves Committee
(9)
Member of the Compensation & Human Resources Committee
(10)
Chairman of the Compensation & Human Resources Committee
(11)
Member of the Health, Safety, Regulatory & Environment Committee
(12)
Chairman of the Health, Safety, Regulatory & Environment Committee

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      43

Officers

Gordon J. Kerr
President & Chief Executive Officer

Ian C. Dundas
Executive Vice President

Robert J. Waters
Senior Vice President & Chief Financial Officer

Jo-Anne M. Caza
Vice President, Corporate & Investor Relations

Ray J. Daniels
Vice President, Development Services & Oil Sands

Rodney D. Gray
Vice President, Finance

Dana W. Johnson
President, U.S. Operations

Robert A. Kehrig
Vice President, Resource Development

Jennifer F. Koury
Vice President, Corporate Services

Eric G. Le Dain
Vice President, Strategic Planning, Reserves, Marketing

David A. McCoy
Vice President, General Counsel & Corporate Secretary

Robert W. Symonds
Vice President, Canadian Conventional Operations

Kenneth W. Young
Vice President, Land

Jodine J. Jenson Labrie
Controller, Finance

44      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

Corporate Information

Operating Companies Owned by
Enerplus Resources Fund

EnerMark Inc.
Enerplus Resources Corporation
Enerplus Commercial Trust
Enerplus Resources (USA) Corporation
FET Operating Partnership

Legal Counsel
Blake, Cassels & Graydon LLP
Calgary, Alberta

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Transfer Agent
Computershare Trust Company of Canada
Calgary, Alberta
Toll free: 1.866.921.0978

U.S. Co-Transfer Agent
Computershare Trust Company, N.A.
Golden, Colorado

Independent Reserve Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Netherland, Sewell & Associates Inc.
Dallas, Texas
Haas Petroleum Engineering Services, Inc.
Dallas, Texas

Stock Exchange Listings and Trading Symbols
Toronto Stock Exchange: ERF.un
New York Stock Exchange: ERF

U.S. Office
Wells Fargo Center
1300, 1700 Lincoln Street
Denver, Colorado 80203
Telephone: 720.279.5500
Fax: 720.279.5550

ENERPLUS RESOURCES 3RD QUARTER REPORT 2010      45

Abbreviations

AECO    a reference to the physical storage and trading hub on the TransCanada Alberta Transmission System (NOVA) which is the delivery point for the various benchmark Alberta Index prices

AOCI    accumulated other comprehensive income

API    American Petroleum Institute

bbl(s)/day    barrel(s) per day, with each barrel representing 34.972 Imperial gallons or 42 U.S. gallons

Bcf    billion cubic feet

BOE(s)/day    barrel of oil equivalent per day (6 Mcf of gas:1 BOE)

CBM    coalbed methane, otherwise known as natural gas from coal (NGC)

COGPE    Canadian oil and gas property expense

CTA    cumulative translation adjustment

F&D Costs    finding and development costs

FD&A Costs    finding, development and acquisition costs

FDC    future development capital

GORR    gross overriding royalty

HH    "Henry Hub" A reference to the physical storage and trading hub in Louisiana which is the delivery point for the NYMEX Natural Gas contract

Mbbls    thousand barrels

MBOE    thousand barrels of oil equivalent

Mcf    thousand cubic feet

Mcfe    thousand cubic feet equivalent

Mcf/day    thousand cubic feet per day

Mcfe/day    thousand cubic feet equivalent per day

MMbbl(s)    million barrels

MMBOE    million barrels of oil equivalent

MMBtu    million British Thermal Units

MMBtu/day    million British Thermal Units per day

MMcf    million cubic feet

MMcfe    million cubic feet equivalent

MMcf/day    million cubic feet per day

MMcfe/day    million cubic feet equivalent per day

MWh    megawatt hour(s) of electricity

NGLs    natural gas liquids

NI 51-101    National Instrument 51-101 Oil and Gas Activities adopted by the Canadian Securities regulatory authorities (pertaining to reserve reporting in Canada)

OCI    other comprehensive income

P+P Reserves    proved plus probable reserves

PDP Reserves    proved developed producing reserves

RLI    reserve life index

SAGD    steam assisted gravity drainage

WI    percentage working interest ownership

WTI    West Texas Intermediate oil at Cushing, Oklahoma, the benchmark for North American crude oil pricing purposes

46      ENERPLUS RESOURCES 3RD QUARTER REPORT 2010

THE ENERGY OF
enerPLUS

The Dome Tower
3000, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Tel. 403.298.2200
Toll Free 1.800.319.6462
Fax 403.298.2211
investorrelations@enerplus.com

www.enerplus.com

ERF LISTED NYSE

ERF.UN LISTED TSX